SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 17, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Company Registry (NIRE) 35.300.396.090

Publicly-held Company

TABLE OF CONTENTS

MANAGEMENT PROPOSAL	2
Attachment I – Management’s Comments	5
Attachment II – Information about management compensation	39
Attachment III – Information about the candidates for Board of Director positions	55
Attachment IV – By-Laws with amendments highlighted	58
Attachment V – Consolidated By-Laws	69
Attachment VI – Protocol and Justification for Incorporation	80
Attachment VII – Information about the appraisers	83
Attachment VIII – Audit firm’s work proposal	84
Attachment IX – Valuation Report for CSN Cimentos S.A.	93

MANAGEMENT PROPOSAL

Dear Shareholders

Please find below the Management proposal of Companhia Siderúrgica Nacional (“Company”) about the issues to be resolved at the Company’s Annual and Extraordinary Shareholders’ Meeting to be summoned for April 28, 2015.

At Annual Shareholders’ Meeting:

1. Analysis of the Management accounts, to examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2014.

We propose to the Company’s shareholders to analyze the Management accounts and approve the financial statements for the fiscal year ended December 31, 2014, disclosed on March 12, 2015, at the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), by means of the Periodic Information System (IPE) (“Financial Statements”).

In addition, we point out that, pursuant to item III, Article 9 of CVM Rule nº 481 of December 17, 2009 (“CVM Rule 481/09”), the information mentioned in Attachment I hereto reflects our comments on the Company’s financial condition.

We take this opportunity to clarify that the Company’s Audit Committee advised the approval of the Financial Statements in a meeting held on March 4, 2015, whose extract of the minutes was also made available by the Company at the websites of CVM and BM&FBOVESPA, by means of the System Empresas.Net.

Given that a loss of R$105,218,360.93 was incurred for the fiscal year ended on 12/31/2014, there is no proposal in terms of allocation of income, since the loss registered will be fully absorbed by the existing profit reserves, under the terms of the only paragraph of article 189 of Law 6404/76.

We hereby give notice that Attachment 9-1-II of CVM Instruction 481/09 is not being presented on account of the fact that a loss was recorded during the period.

2. Definition of Management overall compensation for 2015 fiscal year.

We propose for the Management compensation in 2015 fiscal year the overall amount of up to R$82,935,892.00.

We inform that the Company’s Annual Shareholders’ Meeting held on April 25, 2014 (“2014 Annual Shareholder’s Meeting”) approved the amount of up to R$78,485,750.00 as Management annual overall compensation and the amount realized in the year was R$ 34,976,635.00.

The variation between the overall amount approved at the 2014 Annual Shareholders’ Meeting and the amount effectively realized in that year was mainly due to the impacts of the world’s macroeconomic condition, which made the Company to postpone to 2015 the plans to implement a Share-Based Variable Compensation Program, with an estimated amount of R$41,902,148.00.

We clarify that the information required for the appropriate analysis of the Management compensation proposal, pursuant to Article 12 of CVM Rule 481/09, are available in Attachment II hereto.

3. Definition of number of members and appointment of names to compose the Company’s Board of Directors

We propose that the Board of Directors to be elected at the Shareholders’ Meeting, with term of office until the 2016 Annual Shareholders’ Meeting to be composed of six (6) members, one (1) of them appointed by the Company’s employees, pursuant to Article 14 of the Company’s Bylaws.

We inform that the election of members for the Board of Directors will occur by means of simple vote, composing a complete list of candidates for the vacancies in the Board of Directors, which shall be submitted for shareholders' resolution, except if the adoption of multiple vote process is required.

In the event the adoption of multiple vote process is requested, each common share shall have as much votes as are the vacancies to be filled in in the Company’s Board of Directors, and shareholder shall be entitled to accumulate votes in only one candidate or distribute them among several candidates.

We point out that the request to adopt the multiple vote shall be made by shareholders representing, at least, 5% of the Company’s voting capital.

The Company’s controlling shareholders informed the Management that they will appoint to hold the positions as members of the Company’s Board of Directors, with term of office until the 2016 Annual Shareholders’ Meeting, Messrs. Benjamin Steinbruch, business administrator, inscribed in the roll of individual taxpayer (CPF/MF) under no. 618.266.778-87, Antonio Bernardo Vieira Maia, business administrator, individual taxpayer’s register (CPF/MF) 510.578.677-72, Fernando Perrone, attorney, individual taxpayer’s register (CPF/MF) 181.062.347-20, Yoshiaki Nakano, business administrator, individual taxpayer’s register (CPF/MF) 049.414.548-04 and Luis Felix Cardamone Neto, business administrator, individual taxpayer’s register (CPF/MF) 042.649.938-73.

Finally, we clarify that pursuant to Article 10 of CVM Rule 481/09, the information about the candidates to the positions as members of the Company’s Board of Directors appointed above are detailed in the Attachment III hereto.

At Extraordinary Shareholders’ Meeting

1.     Approve the amendment of article 5 of the Company’s Bylaws to reflect the new capital stock, due to the cancellation of shares held in treasury approved by the board:

In compliance with article 11 of CVM Instruction 481/2009, we list below the proposed amendment, its origin and justification, together with an assessment of its legal and economic effects:

Amended Article	Justification and analysis

Article 5 – The Company’s capital stock, fully subscribed and paid-up, consists of four billion five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eighty seven million, five hundred and twenty four thousand and forty seven (1,387,524,047) ~~1.457.970.108 (um bilhão, quatrocentas e cinquenta e sete milhões, novecentas e setenta mil, cento e oito)~~ common, book-entry shares with no par value.

This amendment is designed to update the number of shares that make up the Company’s capital stock as stated in article 5 of the company’s By-Laws, so as to reflect the cancellation of sixty million (60,000,000) and ten million, four hundred and forty-six thousand and sixty one (10,446,061) shares, approved respectively on 07/18/2014 and 08/19/2014 by the Company’s Board of Directors. The proposed amendment has no legal or economic impact.

The copy of the by-laws with the suggested amendment highlighted is included in this proposal as an attachment (Attachment IV).

2.       Approve the consolidation of the By-Laws:

Due to the above proposed amendment, we propose that the Company’s By-Laws should be consolidated, in accordance with the wording that is shown in Attachment V.

3.       Incorporation of CSN Cimentos S.A., with its head office at Highway BR 393 (Lúcio Meira), no number, Km 5.001, Vila Santa Cecília, CEP 27260-390, Volta Redonda/RJ, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 42.564.807/0001-05, with its corporate acts filed at the Board of Trade of the State of Rio de Janeiro, under Company Registry (NIRE) 333.000.897.72 (“CSN Cimentos”):

3.1.  approve the Protocol and Justification of Incorporation signed by the Company’s representatives and those of CSN Cimentos, which contains all the conditions and justifications for the incorporation of CSN Cimentos by the Company (Attachment VI);

3.2.  approve and ratify the hiring of APSIS Consultoria e Avaliações Ltda., a private legal entity, with its head office at Rua da Assembleia, 35, Rio de Janeiro/RJ, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 08.681.365/0001-30 and with the Regional Accounting Council of the State of Rio de Janeiro under No. CRC/RJ-005112/O-9 (“APSIS”), which is the specialist company responsible for drawing up the valuation report of the shareholders’ equity of CSN Cimentos, which is to be transferred to CSN;

The information required under Article 21 of CVM Instruction 481/09 in relation to APSIS and the work plan presented by them is given in Attachments VII and VIII of this proposal, respectively.

3.3.  Approve the valuation report of the shareholders’ equity of CSN Cimentos, base date March 31, 2015 (Attachment IX);

3.4.  approve the incorporation of CSN Cimentos by the Company, under the terms and conditions established in the above mentioned Protocol and Justification of Incorporation;

São Paulo, April 9, 2015.

The Management

Companhia Siderúrgica Nacional

Exhibit I – Management’s Comments

(as per item 10 of Attachment 24 of [CVM Instruction 480)

Reference Date: December 31, 2014

10. OFFICERS’ COMMENTS

10.1

a) general equity and financial conditions

The Company is highly integrated, operating in the entire steel production chain, from the extraction of iron ore until the production and trade of coils, tin-coated for packages, shapes, including interest in railways, port terminals, production of cement and electricity generation.

Founded in 1941, the Company started its operations in 1946, becoming pioneer in the production of flat steel in Brazil. Privatized in 1993, the Company went through a deep restructuring and after that CSN became one of the world's most competitive and profitable steel companies.

The Company always seek to maximize the return for its shareholders by performing in the mining, steel segments and other key activities, including logistics, production of cement and electricity generation.

The Board of Executive Officers understand that the Company has sufficient equity and financial conditions to implement its business plan and comply with its short and medium term liabilities.

Amounts in R$ thousand	2014	2013	2012
Shareholders' equity	5,734,975	8,069,059	9,007,513
Indebtdness
Loans and borrowings	29,978,195	27,863,222	29,473,673
(-) Cash and cash equivalents	8,686,021	9,995,672	11,891,821
Net debt	21,292,174	17,867,550	17,545,852
Note: the loan and borrowings amount in the chart above includes the transactions costs, as per chart of item 10.1 (f).
b) capital structure and possibility of redeeming shares or quotas
The chart below shows the evolution of the Company’s capital structure over the last three fiscal years, with financing through equity and debt:
Amounts in R$ thousand	2014	2013	2012
Shareholders' equity	5,734,975	8,069,059	9,007,513
Gross debt (loans and borrowings)	29,978,195	27,863,222	29,437,673
Gross debt/Shareholders' equity	5.23	3.45	3.27

Referring to the eventual redemption of shares, the Company, depending on the market’s conditions, may implement share buyback programs. The Company and its subsidiaries did not issue redeemable preferred shares over the last three fiscal years.

c) capacity of payment in relation to the financial commitments assumed

Currently, the Company has a comfortable liquidity position, besides a high cash generation. In addition, the Company has access to several sources of domestic and foreign financing. Hence, the Board of Executive Officers understands that the Company has a sustainable capacity of payment to meet its financial commitments assumed.

The graphs below show the cash and cash equivalents compared to the maturities of loans and financing on December 31, 2014, December 31, 2013 and December 31, 2012.

*Amounts referring to loans and borrowings include the transaction costs.

d) funding sources for working capital and investments in non-current assets

The funding sources for working capital and investment in non-current assets are lines of trade finance, lines of development banks, bonds issued in foreign markets, debentures, bank credit certificates (CCB), besides own funds. These funding sources in the domestic and foreign markets are described in item 10.1(f).

e) funding sources for working capital and investments in non-current assets the Company plans to apply to cover liquidity deficiencies

The Company is always seeking to maximize the return for its shareholders, lengthening debt maturities and improving liquidity conditions. The Board of Executive Officers understands if it is necessary to cover any liquidity deficiency, the Company may take out special lines of credit, credit facility with banks and negotiate with its suppliers.

f) indebtedness levels and characteristics of debts, also describing:
(i)                  Relevant loan and credit facility agreements a)       Relevant loan and credit facility agreements as at December 31, 2014

In thousands of R$

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
FOREIGN CURRENCY
Prepayment	1% to 3.5%	346,719	105,874	2,338,327	1,166,615	76,642	105,874	2,323,290	1,166,615
Prepayment	3.51% to 7.5%	12,411	207,331	1,713,249	1,276,717	158,915	343,912	6,869,730	4,084,099
Perpetual bonds	7%	3,615	3,189	2,656,200	2,342,600
Fixed rate notes	4.14% to 10%	1,236,634	156,868	4,996,352	5,505,110	1,187,610	19,439	1,593,720	2,433,517
Intercompany bonds	6M Libor + 2.25% and 3%					73,839	737,297	910,983	110,268
Other	1.2% to 8%	51,634	61,662	387,240	442,843		11,334
		1,651,013	534,924	12,091,368	10,733,885	1,497,006	1,217,856	11,697,723	7,794,499
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	85,373	97,044	965,849	962,684	48,308	57,759	879,681	853,379
Debentures	105.8% to 111.2% of CDI	847,411	846,387	1,550,000	1,932,500	847,411	846,387	1,550,000	1,932,500
Prepayment	106.5% to 110.79% of CDI and fixed rate of 8%	118,870	101,330	5,345,000	5,345,000	93,087	79,302	3,345,000	3,345,000
CCB	112.5% of CDI	101,841	1,085,436	7,200,499	6,200,000	101,841	1,085,436	7,200,000	6,200,000
Intercompany bonds	110.79% of CDI					148,686	591,423	1,759,474	1,338,771
Other		9,422	8,527	11,549	15,505	2,258	2,119		2,118
		1,162,917	2,138,724	15,072,897	14,455,689	1,241,591	2,662,426	14,734,155	13,671,768
Total borrowings and financing		2,813,930	2,673,648	27,164,265	25,189,574	2,738,597	3,880,282	26,431,878	21,466,267
Transaction costs and issue premiums		(23,406)	(30,841)	(71,410)	(85,951)	(18,362)	(25,588)	(61,966)	(71,607)
Total borrowings and financing + transaction costs		2,790,524	2,642,807	27,092,855	25,103,623	2,720,235	3,854,694	26,369,912	21,394,660

Prepayment balances with the Company’s related parties totaled R$5,302,985 on December 31, 2014 (R$2,943,964 on December 31, 2013) and the balances of Fixed Rate Notes and Intercompany Bonds totaled R$2,781,330 on December 31, 2014 (R$2,452,956 on December 31, 2013).

•        Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2014, the principal amount updated to reflect interest and monetary adjustment of loans, borrowings and long-term debentures were as follows, per year of maturity:

		Consolidated		Parent Company
2016	2,905,794	11%	4,194,943	16%
2017	4,170,116	15%	3,993,645	15%
2018	4,527,879	17%	4,214,898	16%
2019	6,033,723	22%	4,588,563	17%
2020	5,089,253	19%	2,680,016	10%
After 2021	1,781,300	6%	6,759,813	26%
Perpetual bonds	2,656,200	10%
	27,164,265	100%	26,431,878	100%

• Amortization and raising of loans, borrowings and debentures The table below shows the amortization and funding during current year:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance	27,746,430	29,304,704	25,249,354	24,139,992
Funding transactions	1,907,479	1,697,363	3,401,090	1,363,253
Redemption	(3,689,287)	(4,300,240)	(3,423,072)	(3,991,884)
Loss of control over Trasnordestina		(3,180,821)
Other (*)	3,918,757	4,225,424	3,862,775	3,737,993
Closing balance	29,883,379	27,746,430	29,090,147	25,249,354

(*) It includes unrealized foreign currency and monetary variations.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this natur, which were fully met as at December 31, 2014.

•       Debentures

i. Companhia Siderúrgica Nacional

7th issue

In March 2014 the Company issued 40,000 non-convertible and unsecured debentures, at the unit face value of R$10, totaling R$400,000 with interest 111.20% p.a. of CDI Cetip to mature at the end of March 2021, with the option of early redemption.

•       Collaterals

Amounts in R$ thousand

Collaterals granted due to loans are composed of property, plant and equipment, “aval” collaterals and sureties and do not encompass collaterals granted to subsidiaries and jointly-controlled companies. On December 31, 2014, the balance totals R$2,256 (R$4,234 on December 31, 2013).

b)       Relevant loan and credit facility as at December 31, 2013

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	105,874	162,290	1,166,615	1,104,271	105,874	162,290	1,166,615	1,104,271
Prepayment	3.51% to 7.50%	207,331	8,954	1,276,717	878,705	343,912	121,962	4,084,099	3,105,474
Perpetual bonds	7.00%	3,189	2,781	2,342,600	2,043,500
Fixed rate notes	4.14 to 10%	156,868	1,265,330	5,505,110	4,802,225	19,439	1,422,531	2,433,517	2,122,809
Financed imports	6.24%		6,813				6,813
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	12,356	32,395		10,755	11,334	29,703		9,863
Intercompany	6M Libor + 2.25 and 3%					737,297	91,505	110,268	634,124
Other	1.40% to 8.00% + 1.2%	49,306	9,860	442,843	409,337
		534,924	1,488,423	10,733,885	9,248,793	1,217,856	1,834,804	7,794,499	6,976,541
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and 2.5% to 10% fixed rate	97,044	346,623	962,684	1,535,255	57,759	253,852	853,379	835,513
Debentures	105.8% to 110.8% CDI and TJLP + 0.85%	846,387	128,239	1,932,500	4,436,892	846,387	46,355	1,932,500	2,715,000
Prepayment	106.5% to 110,79% CDI and 8% fixed rate	101,330	163,812	5,345,000	4,800,000	79,302	147,713	3,345,000	2,800,000
CCB	112.5% CDI	1,085,436	62,072	6,200,000	7,200,000	1,085,436	62,072	6,200,000	7,200,000
Intercompany	110.79% CDI					591,423	302,299	1,338,771	1,077,420
Other		8,527	10,983	15,505	16,581	2,119	1,986	2,118	3,973
		2,138,724	711,729	14,455,689	17,988,728	2,662,426	814,277	13,671,768	14,631,906
Total loans and Borrowings		2,673,648	2,200,152	25,189,574	27,237,521	3,880,282	2,649,081	21,466,267	21,608,447
Transaction costs and issue premiums		(30,841)	(31,030)	(85,951)	(101,939)	(25,588)	(27,578)	(71,607)	(89,958)
Total loans and borrowings + Ex - transaction costs		2,642,807	2,169,122	25,103,623	27,135,582	3,854,694	2,621,503	21,394,660	21,518,489

Prepayment balances with the Company’s related parties totaled R$2,943,964 on December 31, 2013 (R$2,339,776 on December 31, 2012) and the balances of Fixed Rate Notes e Intercompany Bonds totaled R$2,452,956 (R$3,545,340 on December 31, 2012).

•       Funding Transaction Costs

On December 31, 2013, the funding transaction costs were stated as follows:

In thousands of R$

	Consolidated		Parent Company
	Current	Noncurrent	Current	Noncurrent	TIR (1)

Fixed rate notes	1,865	3,830		1,461	6.5% to 10.7%
BNDES	631	2,660	481	2,660	1.44% to 9.75%
Prepayment	8,162	15,766	5,120	2,864	10.08% to 12.44%
Prepayment	2,213	8,368	1,739	7,496	2.68% to 4.04%
CCB	17,472	54,834	17,472	54,834	11.33% to 14.82%
Other	498	493	776	2,292	6.75% to 12.59% and 10.7% to 13.27%
	30,841	85,951	25,588	71,607

(1) TJ – Annual contracted interest rates

(2) IRR – Annual internal rate of return

•        Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2013, the principal of loans, borrowings and long-term debentures were as follows, per year of maturity:

In thousands of R$

	Consolidated		Parent Company
2015	3,181,503	13%	3,317,566	15%
2016	3,210,020	13%	2,940,993	14%
2017	3,628,773	14%	3,307,440	15%
2018	3,997,706	16%	3,554,040	17%
2019	3,813,514	15%	2,913,417	14%
After 2019	5,015,458	19%	5,432,811	25%
Perpetual bonds	2,342,600	10%
	25,189,574	100%	21,466,267	100%

• Amortization and raising of loans, borrowings and debentures The table below shows the amortization and funding during current year:
		Consolidated	Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance	29,304,704	26,973,247	24,139,992	23,335,636
Funding	1,697,363	3,520,263	1,363,253	2,712,471
Amortization	(4,300,240)	(4,876,453)	(3,991,884)	(4,713,335)
Loss of control over Trasnordestina	(3,180,821)
Other (*)	4,225,424	3,687,647	3,737,993	2,805,220
Closing balance	27,746,430	29,304,704	25,249,354	24,139,992

(*) Including unrealized foreign currency and monetary variations.

In December 31, 2013, the Company fully redeemed the Guaranteed Bonds issued in 2003, through its wholly-owned subsidiary CSN Islands VIII Corp., collateralized by CSN at an annual rate of 9.75% the amount of US$550 million (R$1,270,775) if principal and US$27 million (R$62,295) of interest rate.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, which were fully met as at December 31, 2014.

Debentures

i. Companhia Siderúrgica Nacional

6th issue

In September 2012, the Company issued 156,500 non-convertible and unsecured debentures, 106,500 of 1st series debentures and 50,000 of 2nd series debentures, at the unit face value of R$10 totaling R$1,565,000 with compensatory annual interest of 1st series at 105.80% p.a. of CDI Cetip and of 2nd series at 106.00% p.a. to mature in March and September 2015, both with the option of early redemption.

•       Collaterals

Collaterals granted due to loans are composed of property, plant and equipment, “aval” collaterals and sureties and do not encompass collaterals granted to subsidiaries and jointly-owned subsidiaries. On December 31, 2013 collaterals totaled R$4,234 (R$12,233 on December 31, 2012 ).

 (ii) other long-term relationship with financial institutions;

 Not applicable.

(iii) subordination level between debts;

Considering the Company's total current and non-current liabilities, the amount of R$44,013.198 thousand or 99.96% corresponded to unsecured obligations on December 31, 2014, compared to R$42,313,002 thousand or 99.95% on December 31, 2013 and R$ 42,403,159 thousand or 95.77% on December, 31, 2012 (and the unsecured obligations comprise: (i) provisions for tax, social security, labor or civil claims; (ii) installment payments, debts without security interest and debts with personal guarantee.

There is no contractual subordination level between the Company’s unsecured financial indebtedness. The unsecured obligations are subject (observing the priority granted by laws to the labor and tax liabilities, in the event of composition with creditors) to preference of Company’s debts which rely on security interest, and they totaled, on December 31, 2014, R$18,928 thousand or 0.04% of the sum of the Company’s current and non-current liabilities, compared to the amount of R$20,478 or 0.05% on December 31, 2012 and R$1,872,597 thousand or 4.23% on December 31, 2012 (for the purposes of this comparison, the debts collateralized with third parties assets, including the Company’s subsidiaries for the fiscal years ended in 2013 and 2012 were reclassified as unsecured debts, likewise in 2013, pursuant to the Official Letter – Circular Letter/CVM/SEP/No. 01/2014). The security interest created comprise the pledge and the fiduciary sale of machinery and equipment.

The labor and tax liabilities, as well as the financial debts with security interest, rely on the preferences and prerogatives provided for by laws, in an eventual composition with creditors of the Company.

(iv) any restrictions imposed to the Company, especially, in relation to indebtedness thresholds and contracting of new debts, distribution of dividends, sale of assets, issue of new securities and disposal of share control.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, as exemplified as follows:

Credit facility agreements with BNDES are subject to the “Provisions Applicable to BNDES Agreements”. According to referred provisions, the borrowers, such as the Company, cannot, without the previous consent of BNDES: (i) assume new debts (except for those provided in referred Provisions); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or profit-sharing bonds; and (vi) sell or encumber its fixed assets (except in the cases provided for in referred Provisions).

Under the terms of the 5th, 6th, 7th and 8th issue of the Company’s Debentures, among other provisions, the Company cannot be incorporated, incorporated or spun off, except if the operation has been previously approved by, at least, 75% of outstanding debentures (except for the intragroup operations, expressly provided for in the debentures indenture), or if the redemption of debentures is ensured to the holders, by its face value plus remuneration, during, at least, 6 months as of the publication of the minutes of the Shareholders’ Meeting referring to this operation.

The Eurobonds issued by the Company’s foreign subsidiaries, among other provisions, foresee that the Company, as guarantor, cannot: (i) be incorporated, incorporated or sell 100% or a substantial amount of its assets to third parties, except if the Company is an entity resulting from this corporate restructuring or if this entity is a company headquartered in Brazil, in any country of the European Union or in the United States, and assumes guarantor’s obligations; (ii) burden its assets to collateralize debt operations denominated in foreign currency represented by securities traded at the stock exchanges outside Brazil, except under the terms allowed in the operation agreements, or if, at the same time, the Company collaterals referred Eurobonds.

In Export Credit Notes operations, the Company undertakes to: (i) not distribute non-recurring dividends deriving from the sale of direct or indirect control of operating assets to third parties (not pertaining to the economic group to which the Company pertains) to result, cumulatively: (a) in the Company’s incapacity to exercise the direct or indirect control over all or substantial amount of its assets and revenues; and (b) significantly restricts the Company’s capacity to comply with its obligations provided for in the Export Credit Note; (ii) not carry out spin-offs and/or sale of the Company’s assets to third parties (not composing the economic group to which the Company pertains) whether by means of a single operation or by means of a series of inter-related operations within same fiscal year, whose net revenues and operating income (EBIT) account for more than 10% of net revenues and consolidated operating results of the Company’s group, as verified in the financial statements for the year in which referred operation was carried out, without the lender’s previous and express authorization; and (iii) in the case of corporate changes in the issuer related to incorporation, spin-off, liquidation, winding-up, incorporation or any other type of corporate restructuring, request prior approval from the Creditor, unless indirect share control of the issuer (as defined in article 116 of Law 6.404/76) is retained by any “authorized shareholder” as defined in the operation documents. We clarify there is no restriction to any corporate restructuring and/or activities involving the transfer of mining assets between the Company and and its subsidiaries, including Nacional Minérios S.A. and/or its current controlling shareholders, provided that these operating assets remain under the direct or indirect control of the Company.

g) thresholds for the utilization of financing already contracted

Of the financing that has been arranged, a total of R$3,418,859,460 has been released, while the sum of R$1,600,540,540 is available for withdrawal with FDNE and FINOR:

This amount corresponds to the thresholds for the utilization of financing contracted by Transnordestina Logística S.A.

h) relevant changes in each item of the financial statements

The Company’s (consolidated) Income Statement for the fiscal year – R$ thousands:

Comparison of the main consolidated income accounts for December 31, 2014, December 31, 2013 and December 31, 2012 drawn up in accordance with the IFRS and the CPCs.

Consolidated Statement of Income (R$ thousand)	2014	2013	2012
Sales revenue from goods and/or services	16,126,232	17,312,432	15,228,589
Cost of goods sold a nd/or s ervices rendered	(11,592,382)	(12,422,706)	(11,258,667)
Gross profit	4,533,850	4,889,726	3,969,922
Operating income/expenses	(1,715,837)	(1,769,972)	(3,251,353)
Selling expenses	(1,041,975)	(874,875)	(773,488)
General and administrative expenses	(438,383)	(485,090)	(467,920)
Other operating i ncome/(expenses)	(566,639)	(568,145)	(2,651,381)
Equity in the earnings of subsidiaries	331,160)	158,138	641,436
Earnings before financial income and taxes	2,818,013	3,119,754	718,569
Financial income/(expenses)	(2,932,426)	(2,567,756)	(2,155,841)
Net exchange variation of financial instruments	(149,007)	56,157	4,490
Earnings before tax on income	(263,420)	608,155	(1,432,782)
Income tax and social contribution on income	151,153	(74,161)	952,208
Consolidated net income (loss) for the period	(112,267)	533,994	(480,574)
Attributed to controlling shareholders	(105,218)	509,025	(420,113)
Attributed to non-controlling interest	(7,049)	24,969	(60,461)

Comparison of results referring to the fiscal years ended December 31, 2014 and December 31, 2013:

Net revenue from sales and/or services

In the 2014 fiscal year net revenue amounted to R$16,126 million, 7% lower than the comparable figure registered in 2013, mainly on account of the lower revenues from the steel and mining sectors.

Cost of products and services sold

In 2014, the consolidated cost of products sold (“CPV”) totaled R$11,592 million, 7% less than the comparable figure for the previous year, basically due to the lower volume of sales posted by the steel segment and the lower costs of raw materials used in steel production.

Gross profit

Gross profit totaled R$4,534 million in 2014, 7% less than the figure recorded in 2013, due to the factors described above.

Selling, general and administrative expenses

In 2014, sales, general and administrative expenses came to a total of R$1,480 million which was 9% greater than the comparable figure recorded in 2013. This variation was largely due to an increase in selling expenses, which rose from R$875 million in 2013 to R$1,042 million in 2014, as a result of the increase in iron ore sales on CIF (cost, insurance and freight) terms.

Other Operating Income/Expenses

In 2014 “Other Operating Expenses/Revenues” amounted to R$567 million, which was in line with the amount registered in 2013, which totaled R$568 million.

Equity Pick-Up

In 2014, equity pick-up increased by R$173 million, or 109%, from R$158 million in 2013 to R$331 million in 2014. This variation was mainly due to the R$534 million negative effect, in 2013, of the joint subsidiary Namisa signing up for the fiscal recovery program (REFIS).

Net Financial Result

In 2014, the Company’s net financial result was minus R$3,081 million, against the R$2,512 million negative net financial result registered in 2013, basically due to:

  a R$364 million increase in financial expenses, which rose from R$2,568 million in 2013 to R$2,932 million in 2014, largely due to the following factors: a R$549 million increase in expenses for loans and financing, which was partially offset by a R$225 million reduction in 2014 by comparison with the previous year, mainly on account of the R$277 million net negative effect in 2013 of debits related to Refis.
  a R$205 million increase in net costs of foreign exchange and monetary variation, which went from a R$56 million revenue in 2013, to a R$149 million expense in 2014, largely due to currency devaluation.

Provision for Deferred Income Tax and Social Contribution

In 2014 the Company recorded R$151 million revenue from deferred income tax and social contribution, by comparison with a R$74 million expense in 2013.

Consolidated Net Income

In 2014, the Company posted a consolidated net loss of R$112 million, largely on account of the smaller operating result, whereas in 2013 the Company recorded a net profit of R$534 million.

Comparison of results referring to the fiscal years ended December 31, 2013 and December 31, 2012:

Sales and/or services

In 2013, the consolidated net revenue totaled R$17,312 million, 14% up on 2012, mainly due to higher revenue from steel and mining sectors.

Cost of products and services sold

In 2013, the consolidated cost of products sold totaled R$12,423 million, 10% up on 2012, basically due to higher volume sold by the steel segment and increased production costs of steel segment.

Gross profit

The gross profit totaled R$4,890 million in 2013, 23% up on 2012, due to the factors mentioned above.

Selling, general and administrative expenses

In 2013, selling, general and administrative expenses of R$1,360 million were 10% up on 2012, due to a greater sales effort.

Other Operating Income/Expenses

In 2013, “Other Operating Income/Expenses” totaled R$568 million, a 79% drop over the previous year, chiefly due to the non-recurring effect in 2012 of reclassification of accumulated investment losses in shares recorded as available for sale.

Equity Pick-Up

In 2013, the equity pick-up was positive at R$158 million compared to a positive result of R$641 million in 2012. This reduction was basically due to the adhesion of its jointly-controlled entity Namisa to the tax recovery program (REFIS) in 2013.

Net Financial Result

In 2013, the Company’s net financial result was negative at R$2,512 million compared to a negative net financial result in 2012 of R$2,151 million, basically due to:

  R$220 million decrease in financial income, from R$392 million in 2012 to R$172 million in 2013, mainly due to R$52 million decrease in earnings from financial investments and due to the non-recurring effect of R$115 million in 2012;
  R$192 million increase in financial expenses, from R$2,548 million in 2012 to R$2,740 million, chiefly due to the R$277 million effect due to the Company’s adhesion to the tax recovery program (REFIS) in 2013.

Provision for Deferred Income Tax and Social Contribution

In 2013, the Company recorded deferred income tax and social contribution expense of R$74 million, compared to deferred income tax and social contribution income of R$952 million in 2012.

Consolidated Net Income

In 2013, CSN recorded a consolidated net income of R$534 million, a R$1.0 billion increase compared to the previous year, due to higher gross profit and the aforementioned non-recurring effects.

Balance Sheet of the Company (consolidated) – R$ thousand:

Comparison of main consolidated balance sheet accounts as of December 31, 2014, December 31, 2013 and December 31, 2012 prepared under the IFRS and CPCs.

Balance Sheet (Consolidated)	2014	AV¹	AH²	2013	AV¹	AH²	2012	AV¹	AH²
ASSETS
Current assets	15,935,502	32.0%	-2.8%	16,402,042	32.5%	-14.1%	19,098,586	35.8%	-13.0%
Cash a nd cash equivalents	8,686,021	17.5%	-13.1%	9,995,672	19.8%	-15.9%	11,891,821	22.3%	-22.9%
Trade accounts receivable	1,753,056	3.5%	-30.5%	2,522,465	5.0%	-5.2%	2,661,417	5.0%	64.7%
Inventory	4,122,122	8.3%	30.4%	3,160,985	6.3%	-6.8%	3,393,193	6.4%	-9.2%
Other current assets	1,374,303	2.8%	90.1%	722,920	1.4%	-37.3%	1,152,155	2.2%	-2.0%

Non-current assets	33,831,598	68.0%	-0.5%	34,000,497	67.5%	-0.5%	34,184,683	64.2%	37.1%
Financial investments valued at amortized cost	34,874	0.1%	13.4%	30,756	0.1%	-73.7%	116,753	0.2%	-16.4%
Deferred taxes	2,616,058	5.3%	-5.6%	2,770,527	5.5%	27.3%	2,177,079	4.1%	18.3%
Other non-current assets	947,420	1.9%	-48.4%	1,835,325	3.6%	12.8%	1,627,139	3.1%	-41.1%
Investments	13,665,453	27.5%	1.3%	13,487,023	26.8%	24.4%	10,839,787	20.3%	419.1%
Property, plant and equipment	15,624,140	31.4%	4.8%	14,911,426	29.6%	-19.5%	18,519,064	34.8%	6.6%
Intangible a ssets	943,653	1.9%	-2.3%	965,440	1.9%	6.7%	904,861	1.7%	50.0%

TOTAL ASSETS	49,767,100	100.0%	-1.3%	50,402,539	100%	-5.4%	53,283,269	100%	13.7%

Current liabilities	6,362,938	12.8%	14.4%	5,564,230	11.0%	-15.1%	6,550,899	12.3%	0.8%
Payroll a nd l abor l iabilities	219,740	0.4%	5.2%	208,921	0.4%	13.0%	184,963	0.3%	-8.6%
Trade accounts payable	1,638,505	3.3%	48.7%	1,102,037	2.2%	-45.6%	2,025,461	3.8%	64.4%
Taxes payable	318,675	0.6%	4.8%	304,095	0.6%	11.5%	272,766	0.5%	-16.1%
Loans and borrowings	2,790,524	5.6%	5.6%	2,642,807	5.2%	21.8%	2,169,122	4.1%	-19.7%
Provisions for tax, social s ecurity, l abor a nd civil claims	550,385	1.1%	65.0%	333,519	0.7%	5.4%	316,547	0.6%	3.2%
Other liabilities	845,109	1.7%	-13.1%	972,851	1.9%	-38.5%	1,582,040	3.0%	-8.5%

Non-current liabilities	37,669,187	75.7%	2.4%	36,769,250	73.0%	-2.5%	37,724,857	70.8%	18.1%
Loans and borrowings	27,092,855	54.4%	7.9%	25,103,623	49.8%	-7.5%	27,135,582	50.9%	7.7%
Deferred taxes	238,892	0.5%	-11.1%	268,833	0.5%	12.8%	238,241	0.4%	529.4%
Other liabilities	9,315,363	18.7%	-7.4%	10,061,571	20.0%	11.7%	9,009,049	16.9%	61.1%
Provisions for tax, social s ecurity, l abor a nd civil claims	195,783	0.4%	-59.2%	479,664	1.0%	29.0%	371,697	0.7%	7.3%
Health a nd pension plan	587,755	1.2%	21.2%	485,105	1.0%	-14.2%	565,591	1.1%
Other provisions	238,539	0.5%	-35.6%	370,454	0.7%	-8.5%	404,697	0.8%	25.5%

Shareholders' equity	5,734,975	11.5%	-28.9%	8,069,059	16.0%	-10.4%	9,007,513	16.9%	7.0%
Paid-up capital	4,540,000	9.1%	0.0%	4,540,000	9.0%	0.0%	4,540,000	8.5%	170.1%
Capital reserves	30	0.0%	0.0%	30	0.0%	0.0%	30	0.0%	0.0%
Profit reserves	1,131,298	2.3%	-60.2%	2,839,568	5.6%	-23.1%	3,690,543	6.9%	-51.9%
Other comprehensive income	25,140	0.1%	-96.5%	716,972	1.4%	85.6%	386,324	0.7%	-128.3%
Non-controlling interest	38,507	0.1%	-240.0%	(27,511)	-0.1%	-107.0%	390,616	0.7%	-9.4%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,767,100	100.0%	-1.3%	50,402,539	100%	-5.4%	53,283,269	100%	13.7%

Comparison between the balance sheets as of December 31, 2013 and December 31, 2014

Cash and cash equivalents: consisting mainly of financial investments in public and private securities along with investments in top-tier banks. The balance in terms of cash and cash equivalents as at December 31, 2014 was R$8,686 million, which is 13% less than the R$9,995 million registered on December 31, 2013. This decrease is largely due to the reduction in the funds of the company’s overseas subsidiaries invested in Time Deposits.

Trade accounts receivable: On December 31, 2014, trade accounts receivable totaled R$1,753 million, 31% lower than in 2013. This variation is mainly a result of the reversal of R$484 million of dividends from the jointly controlled subsidiary Namisa.

Inventories: On December 31, 2014, CSN’s inventories totaled R$4,122 million, a 30% increase in relation to December 31, 2013, due to the fact that inventory turnover registered a 41-day increase, mainly on account of the reduction in steel sales.

Other current assets: A 90% increase, from R$723 million on December 31, 2013 to R$1,374 million on December 31, 2014, R$651 million greater than the amount recorded during the same period the previous year, mainly explained by the increase of:

•         R$118 million for PIS/COFINS and ICMS on the purchase of fixed assets, which will be recovered for a period of up to 48 months, and recoverable income and social contribution taxes.

•         R$165 million of derivative financial instruments during the period.

•         R$370 million of loans to related parties, mainly due to their reclassification from non-current assets to current assets.

 Non-current assets

Other non-current assets: A 48% decrease between 2013 and 2014, from R$1,835 million in 2013 to R$947 million in 2014, which is mainly on account of the following changes:

•         R$486 million of loans to related parties, mainly due to their reclassification from non-current assets to current assets.

•         R$404 million of judicial deposits, mainly related to tax proceedings.

Liabilities

Suppliers: On December 31, 2014, the balance of suppliers was R$1,638 million, which is a 49% increase by comparison with December 31, 2013, mainly due to the variation in the average payment term, which increased from 6 days in 2013 to 27 days in 2014.

Loans, Borrowings and Debentures: the Company’s consolidated gross indebtedness totaled R$29,978 million, an 8% increase in relation to the R$27,863 million that was registered on December 31, 2013, mainly due to amounts paid in advance to related parties of the parent company.

Pension plan and health insurance: the balance of R$588 million on December 31, 2014 basically refers to the post-employment health insurance.

Provisions for environmental liabilities and deactivation decreased from R$370 million in 2013 to R$238 million in 2014.

Shareholders’ equity: On December 31, 2014, shareholders’ equity stood at R$5,735 million, which was R$2,334 million less than that recorded on December 31, 2013, mainly due to (i) the advance payment of the minimum compulsory dividend, in an amount of R$700 million, to the revenue reserve account (ii) to the shares in treasury acquired for a total of R$909 million and (iii) a R$691 million decrease in Other Comprehensive Income mainly due to the cumulative loss of R$506 million registered during the period.

Comparison between the balance sheets as of December 31, 2013 and December 31, 2012

Current Assets

Cash and cash equivalents: the balance of cash and cash equivalents was R$9,995 million, 16% down over R$11,892 million recorded on December 31, 2012, mainly composed of financial investments in government and private bonds and investments at first-tier banks. On December 31, 2013, the variation of cash balance of R$1,896 million is chiefly due to R$1,026 million increase in the cash used in financing activities and R$331 million in cash generation deriving from operating activities, partially offset with R$856 million decrease in investment activities, due to the deconsolidation of TLSA, as described in 2013 Cash Flows.

Trade accounts receivable: on December 31, 2013, trade accounts receivable totaled R$2,522 million, 5% down on 2012. This variation is chiefly due to dividends received from Namisa referring to 2011 and reduction of receivable average term, from 32 days in 2012 to 30 days in 2013.

Inventories: On December 31, 2013, CSN’s inventories totaled R$3,161 million, 7% down on December 31, 2012, due to better management of inventories, reducing the inventories average turnover from 78 days in 2012 to 64 days in 2013.

Other current assets: 37% decrease, from R$1,152 million on December 31, 2012 to R$723 million on December 31, 2013, a R$429 million variation, chiefly due to the termination of escrow deposit with CSN Island VII which in December 2012 recorded the amount of R$426 million.

Non-current assets

Deferred taxes: on December 31, 2013, the long-term deferred taxes totaled R$2,770 million, 27% up on 2012. This positive variation of R$593 million is chiefly due to an increase of deferred income tax and social contribution on tax losses generated in 2013.

Investments: on December 31, 2013, the investments account was R$13,487 million, 24% up on the balance recorded on December 31, 2012 of R$10,840 million, basically composed of investments in the jointly-controlled entities Namisa, MRS and CBSI, which previously were proportionally consolidated and now are recorded under the equity method. In addition, due to the partial spin-off of Transnordestina Logística S/A on December 27, 2013 and the resulting effectiveness of a new shareholders’ agreement, the Company no longer consolidates Transnordestina Logística S/A and now record it by the equity method.

Property, plant and equipment: on December 31, 2013, the balance of property, plant and equipment totaled R$14,911 million, a 20% reduction, or R$3,608 million chiefly due to the deconsolidation of property, plant and equipment, mainly works in progress of the jointly-controlled entity Transnordestina Logística S/A.

Liabilities

Trade accounts payable: on December 31, 2013, the balance of trade accounts payable was R$1,102 million, 46% down on December 31, 2012. In the period, the average term of trade accounts payable decreased from 62 days in 2012 to 26 days in 2013, mainly due to higher settlement of suppliers’ invoices with the inauguration of the long steel plant by the end of 2013.

Loans, Borrowings and Debentures: the Company’s consolidated gross indebtedness totaled R$27,746 million, 5% down on R$29,305 million recorded on December 31, 2012. The main factors which influenced the decrease of net indebtedness in the period were:

- Deconsolidation of Transnordestina Logística S.A.’s debt in the amount of R$3,201 million, mostly composed of debentures;

- Full redemption of Guaranteed Bonds issued in 2003, by means of its wholly-owned subsidiary CSN Islands VIII Corp., collateralized by CSN, at an annual rate of 9.75% in the amount of R$1,271 million (principal) and R$62 million (interest rates);

- Other effects which increased net indebtedness by R$309 million.

Pension plan and health insurance: the balance of R$485 million on December 31, 2013 basically refers to the post-employment health insurance, in the amount of R$474 million, and the decrease compared to December 31, 2012 is basically due to an increase of nominal discount rate.

Provisions for environmental liabilities and deactivation decreased from R$405 million in 2012 to R$370 million in 2013.

Shareholders’ equity: on December 31, 2013, the shareholders’ equity was R$8,069 million, a decrease of R$938 million compared to shareholders’ equity on December 31, 2012, chiefly due to (i) the payment of R$800 million referring to the payment of dividends and interest on equity, (ii) R$400 million reduction referring to the non-controlling interest due to the loss of control and subsequent deconsolidation of Transnordestina Logística S/A (iii) partially offset by comprehensive income of R$331 million.

Cash Flows R$ thousand
Cash Flow	2014	2013	2012
Net cash from operating activities	1,188,385	2,198,079	2,528,973
Net cash used i n investment activities	(1,657,743)	(2,245,806)	(3,102,210)
Net cash from financing activities	(896,015)	(1,881,419)	(855,779)
Foreign exchange variation on cash and cash equivalents	55,722	32,997	(119,853)
Increase (decrease) in cash and cash equivalents	(1,309,651)	(1,896,149)	(1,548,869)

Comparison between 2014 and 2013 cash flows

The Company’s free cash flow in 2013 was negative at R$1,310 million, compared to a negative cash flow of R$1,896 million in 2012.

Operating Activities

Cash generated by operating activities totaled R$1,188 million and R$2,198 million in 2014 and 2013, respectively. The R$1,010 million decrease in cash generated by operating activities is mainly due to an increase in working capital requirements, which rose by the sum of R$1,277 million, from R$1,903 million in 2013 to R$3,180 million in 2014, mainly on account of:

•         A R$1,013 million net decrease in the tax balance, mainly as a result of the settlement of R$1,604 million of tax debts, paid in installments, in relation to the Company’s signing up to the Program of Early Settlement of Tax Debts – Federal Law 13.043/14.

•         A R$1,176 million increase in the inventories account, with a 41-day increase in the inventory cycle, largely as a result of a drop in the sale of steel products.

•         These effects were partially offset by a R$1,423 million increase in the suppliers’ account, with a 27-day increase in the average payment term.

Investment Activities

The cash flow used in investment activities was R$1,658 million in 2014 and R$2,246 million in 2013. The R$588 million reduction is mainly due to a R$641 million drop in investments in fixed assets.

Financing Activities

The cash flow used in financing activities was R$896 million in 2014, which was a R$985 million decrease by comparison with 2013, mainly due to:

•         A R$636 million decrease in the amortizations of loans and financing;

•         A R$1,235 million reduction in the payment of dividends and interest on equity;

•         These effects were partially offset by the disbursement of R$909 million in 2014 under the programs to buy back shares issued by the Company itself.

Comparison between 2013 and 2012 cash flows

The Company’s free cash flow in 2013 was negative at R$1,896 million, compared to a negative cash flow of R$1,549 million in 2012.

Operating Activities

The generation of operating cash was R$2,198 million and R$2,529 million in 2013 and 2012, respectively. The R$330 million reduction in the cash deriving from operating activities is mainly due to R$269 million increase in the Company’s working capital, basically due to a variation in the trade accounts payable.

Investment Activities

The cash flow used in investment activities was R$2,245 million in 2013 and R$3,102 million in 2012. The R$857 million reduction is chiefly due to:

•         Receivables deriving from derivative operations of approximately R$426 million in 2013, due to the settlement of CSN Island VIII’s swap;

•         R$301 million variation basically due to the effect of SWT acquisition in 2012;

•         R$246 million reduction of investments in fixed assets;

•         Deconsolidation of cash and cash equivalents when sharing control of TLSA in the total amount of R$146 million.

Financing Activities

The cash flow used in financing activities in 2013 was R$1,881 million. The R$1,025 million variation compared to 2012, due to a reduction of R$1,317 million in funding and amortizations, an increase of R$461 million of dividends and interest on equity, partially offset by R$800 million variation, due to a disbursement in 2012 related to SWT acquisition.

10.2

a) Company’s results of operations, especially

(i) Description of any relevant revenue component

The Company is highly integrated, operating in the entire steel production chain, from the extraction of iron ore until the production and trade of coils, tin-coated for packages, shapes, including interest in railways, port terminals, production of cement and electricity generation.

The Company’s production integrated system, combined to the quality of management, makes the Company to have one of the world’s steel lowest production costs.

The Company seeks to maximize the return to its shareholders through a concentrated performance in five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) electricity.

1. Mining

1.1. Iron Ore

The owned mine Casa de Pedra, located in the municipality of Congonhas, in the state of Minas Gerais, supplies the Company with the iron ore necessary for its steel production.

In July 2007, the Company by means of its jointly-controlled entity, Nacional Minérios S.A. (“Namisa”), acquired Companhia de Fomento Mineral, located in the state of Minas Gerais, with mines close to Casa de Pedra, increasing its production capacity.

Also in 2007, the Company entered in the iron ore overseas market through Namisa.

The highest amount of the Company’s net revenues referring to the trading of iron ore derive from exports, mainly to Asia, especially China. CSN, jointly with Namisa, has been consolidating its position as a relevant player in the iron ore overseas market.

Considering total sales of iron ore finished products of Casa de Pedra mine and Namisa, CSN traded 28.9 million tonnes in 2014, of which 9.1 million tonnes were traded by Namisa. In addition to this, in 2014, the Company produced and allocated 6.0 million tonnes of iron ore for its own consumption.

Considering total sales of iron ore finished products of Casa de Pedra mine and Namisa, CSN traded 25.7 million tonnes in 2013, of which 10.3 million tonnes were traded by Namisa. In addition, in 2013, the Company produced and destined to own consumption 5.7 million tonnes of iron ore.

In 2012, 100% of sales of iron ore finished products from Casa de Pedra mine and Namisa was 25.8 million tonnes, 14 million tonnes sold by Namisa. The volume destined to own consumption was 6.1 million tonnes of iron ore.

1.2. Limestone

The limestone mine of Bocaina, located in Arcos/MG, is in charge of supplying calcitic and dolomitic limestone, metal flux consumed by CSN to produce steel at Presidente Vargas steel mill (“UPV”) in Volta Redonda-RJ. In 2014, the mine supplied to UPV approximately 1.77 million tonnes/year of steel limestone for steel production and 0.97 million tonnes/year of non-steel limestone to produce clinker in Arcos.

In 2013, the mine supplied to UPV approximately 1.89 million tonnes/year of steel limestone for steel production and 0.92 million tonnes/year of non-steel limestone to produce clinker in Arcos/MG.

In 2012, the mine supplied nearly 2.1 million tonnes of steel limestone for steel production, besides 0.8 million tonnes of non-steel limestone for clinker manufacturing.

On its turn, the clinker plant, main raw material to produce cement supplied 0.7 million, 0.7 million and 0.6 million tonnes of clinker in 2014, 2013 and 2012, respectively for CSN Cimentos milling unit located in Presidente Vargas steel mill (UPV), in Volta Redonda/RJ.

1.3. Tin

One of the essential raw materials to produce tin plates is tin, produced by Estanho de Rondônia S.A (“ERSA”), a CSN’s subsidiary, with installed production capacity of approximately 3.6 thousand tonnes/year of tin. ERSA is composed of Mineração Santa Bárbara, Itapuã do Oeste, from where cassiterite is extracted, and tin works in Ariquemes, from where tin is obtained, both in the state of Rondônia.

The tin produced by ERSA is consumed by the Company in the production of tin plate at Presidente Vargas steel mill. ERSA’s tin sales to Presidente Vargas steel mill stood at 0.1 million; 0.5 million and 0.7 million tonnes in 2014, 2013 and 2012, respectively.

1.4. Tecar

The Solid Bulk Terminal (Tecar) is liable for the shipment of entire iron ore transacted by the Company in the overseas market. In addition, other products are unloaded at Tecar, such as coal, oil coke, sulfur and zinc concentrate for own consumption and several clients.

In 2014, Tecar shipped 32.8 million tonnes of own and third parties iron ore and 3.4 million tonnes of coal, coke and other reducers.

In 2013, Tecar shipped 28.9 million tonnes of own and third parties iron ore and 3.1 million tonnes of coal, coke and other reducers were unloaded, besides 55,000 tonnes of clinker for own consumption.

In 2012, Tecar shipped 27 million tonnes of own and third parties iron ore and 3.2 million tonnes of coal, coke and other reducers were unloaded, besides 87,000 tonnes of clinker for own consumption.

2. Steel

Dominating the entire steel production chain, the Company serves several industry segments, with a diversified line of high added-value line of products. The Company produces the most varied types of galvanized covered anti-corrosion materials and less susceptible to price fluctuations in the international market.

The main markets serviced by the Company are: automotive, civil construction, large chains (distribution), white goods (household appliances). OEM (capital goods) and metal packages.

The Company has five lines of galvanization in Brazil, thus distributed: three lines in Presidente Vargas steel mill, in Volta Redonda/RJ, one line in Porto Real, state of Rio de Janeiro and another one in CSN branch located in the state of Paraná, in Araucária, where it operates cold strip mill and pre-painting processes.

CSN also relies on three foreign subsidiaries: CSN LLC, installed in Terre Haute, in the State of Indiana, USA, which operates cold strip mill and galvanization, Lusosider in Paio Pires, Portugal, which also produces covered rolled steel and Stahlwerk Thüringen GmbH (“SWT”), installed in Unterwellenborn, Germany, which produces steel shapes, with annual production capacity of 1.1 million tonnes. SWT acquisition in 2012 sets CSN’s entry into the long steel segment.

CSN has an installed capacity of 1 million tonnes/year of tin plate, largely used in the package sector. The Company also produces the Galvalume, steel covered with zinc and aluminum, which combines brightness and durability, besides pre-painted steel, both largely applied in the civil construction and white goods sectors.

At the end of 2013, a unit in Volta Redonda was inaugurated, which manufacturers, long steel, with annual production capacity of 500,000 tonnes, among concrete reinforcing bars and wire rod.

2.1 - Presidente Vargas steel mill

The Company’s main steel unit, the Presidente Vargas steel mill has an annual installed capacity of 5.6 million tonnes of raw steel. In 2014, the production of raw steel amounted to 4.5 million tonnes, while production of rolled steel totaled 4.3 million tonnes. In 2013, the production of raw steel reached 4.5 million tonnes. The production of rolled steel reached 4.6 million tonnes. In 2012, 4.8 million tonnes of raw steel were produced and 4.7 million tonnes of rolled steel.

2.2- Porto Real Branch

CSN’s branch in Porto Real/RJ is strategically located between the cities of Rio de Janeiro and São Paulo, mainly serving the automotive sector, with a wide range of international standard products and services. It relies on one line of hot galvanization, cutting services and a modern laser solder center. Production by the Paraná branch came to 333, 354 and 331 thousand tonnes in 2014, 2013 and 2012, respectively.

2.3   - Paraná Branch

The CSN Paraná branch produces Galvalume®, which is mainly used in open-air constructions due to its high resistance to corrosion. The branch also produces pre-painted flat steel, which is a high value added product that is used in civil construction and in the production of white line goods. CSN Paraná has an annual capacity of 100 thousand tonnes of pre-painted steels and 220 thousand tonnes of hot-rolled pickled steel. The Paraná branch’s production totaled 457, 537 and 496 thousand tonnes in 2014, 2013 and 2012, respectively.

2.4 - Cia. Metalic Nordeste

CSN’s subsidiary, Cia. Metalic Nordeste, with head offices in the state of Ceará, produces two piece steel beverage cans in the Latin America, besides aluminum cover caps for beverage cans.

In 2014, Cia. Metalic Nordeste sold 415 million cans and 517 million caps, while in 2013, it sold 507 million cans and 681 million caps and. In 2012, it sold 518 million cans.

2.5- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. Aimed to the production of steel packages and lithograph services, Prada has two plants located in São Paulo where its lithographic complex is located and the manufacturing of packages for chemical aerosol products and one in Uberlândia-MG concerned with food packages, representing a relevant tin mill steel client of CSN. Prada also operates in the distribution and services market. Currently, in the Southeast region, it owns a Services Center and six distribution centers of productions, such as: sheets, blanks, coils, UDC shapes, welded tubes, steel deck and metal roof for the most diverse industry segments.

Its lines are capable of meeting volumes and technical specifications required by food, chemistry, aerosol and services industries.

In 2014, Prada by means of the distribution segment, sold 303,000 tonnes, besides providing processing services in 30,000 tonnes of steel. In 2013 and 2012, 386,000 and 435,000 tonnes were sold, respectively, through the distribution segment.

2.6- Companhia Siderúrgica Nacional, LLC

Companhia Siderúrgica Nacional LLC (“CSN LLC”) located in the United States administers a cold rolled steel and galvanization mill, installed in the State of Indiana. In 2014, 262,000 tonnes of cold rolled and galvanized coils were produced in CSN LLC. While in 2013 and 2012, this unit produced 297,000 tonnes and 258,000 tonnes, respectively of these same products.

2.7- Lusosider Projectos Siderurgicos S.A.

Installed in Paio Pires, Portugal, Lusosider Projectos Siderúrgicos, S.A. (“Lusosider”) operates the cold rolling and hot galvanization. In 2014, Lusosider sold in the European market, 289,000 tonnes of galvanized products, cold rolled steel and pickled oil/oiled coil, while in 2013 and 2012, these volumes reached 276,000 and 208,000 tonnes, respectively.

2.8- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH (“SWT”), consolidating its results as of February 2012. Located in Unterwellenborn, Germany, the plant is specialized in the production of steel shapes employed in construction. In 2014, SWT sold 746,000 tonnes of steel shapes and in 2013, this volume added 754,000 tonnes of shapes.

3. Logistics

3.1 Port

Tecon, containers and general cargo terminal, administered by Sepetiba Tecon S.A., a CSN’s subsidiary, in 2014 handled 173,000 containers, of which 364,000 tonnes of steel products and 110,000 tonnes of general cargo. In 2013, Tecon hadled over 257,000 containers, of which 116,000 tonnes of steel products and 22,000 tonnes of general cargo. In 2012, it handled 158,000 containers.

3.2 Railway

CSN holds interest in three railway companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

MRS operates the railway which connects Casa de Pedra mine to Presidente Vargas steel mill and to the terminals at the Itaguaí Port. In 2014, MRS carried 164 million tonnes, 5.2% higher than in 2013 when 156 million tonnes were carried. In 2012, MRS carried 155 million tonnes, 2% higher than in 2011.

CSN directly and indirectly holds 33.27% of MRS Logística’s voting capital, which operates the former Southeast Network of Rede Ferroviária Federal S.A (RFFSA), in the Rio de Janeiro – São Paulo - Belo Horizonte connection.

MRS’s main performance segment is those clients referred to as heavy haul (ore, coal and coke loads), carrying approximately 124 million tonnes in 2014, corresponding to 75% of total amount carried by the Company, as well as long-term agreements.

In the containers sector, MRS maintained its position among the largest domestic railway sector carriers, by carrying 1.2 million tonnes containers in 2014, by comparison with a volume of 1.0 million tonnes transported in 2013 and one of 0.9 million tonnes in 2012.

The railway transportation services rendered by MRS are essential in the supply of raw materials and flow of final products. The total amount of iron ore, coal and coke consumed by Presidente Vargas steel mill is carried by MRS, as well as part of steel produced by CSN.

TLSA

TLSA, with the federal government’s support is building the railway Nova Transnordestina, with an extension of 1,728 km, which will connect the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected operation capacity is 30 million tonnes/year which must play an important role in the development of the Northeast region and create a logistics option for the local economic development, in the oil and byproducts, grains, mining, agriculture and other sectors. On December 31, 2014 CSN’s stake in TLSA was 62.64%.

FTL

CSN holds 88.4% interest in FTL, operator of RFFSA’s former northeast network, which crosses seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with total extension of 4,534 km, with current transportation capacity of approximately 2 million tonnes/year, pointing out the transportation of cement, aluminum and ore, among other products.

During the 2014 fiscal year 2 million tonnes was transported, mainly fuel, cement, aluminum and ore, along with other products, particularly in the stretch between São Luís, Teresina and Fortaleza. In December 2013, first month of FTL operation, 100,000 tonnes were carried, pointing out the transportation of fuel, cement, aluminum and ore, among other products, especially in the stretch between São Luís, Teresina and Fortaleza.

4. Energy

CSN is one of Brazil’s largest electricity industrial consumers, which ranks it in an outstanding position together with other large Electro-intensive Groups. Thus, since 1999, CSN has been investing in electricity generation projects, aiming at ensuring its self-sufficiency. Its assets in this segment are Itá hydroelectric power plant in Santa Catarina, where CSN holds 29.5%, corresponding to an average 167 MW, by means of 48.75% equity interest in Itá Energética S. A., the Igarapava hydroelectric power plant in the state of Minas Gerais, with 23 MW capacity and a 17.9% share of total capital and the Thermoelectric co-generation center, at the Presidente Vargas steel mill, in Volta Redonda, with installed capacity of 235 MW. This unit uses own residual gases from steel production as fuel.

In 2014, the top rotor shaft came into operation with a capacity of 21MW, installed in Blast Furnace 3 of the Presidente Vargas Steel Mill, which is located in Volta Redonda/RJ.

These assets ensure to CSN a generation capacity sufficient to meet the group’s electricity needs.

Thinking of future expansions, CSN still studies new investments in electricity generation, aiming its self-sufficiency.

5. Cement

The cement industry is complementary to steel industry and supplies the entire civil construction segment, a sector of essential relevance for the country’s economic development.

CSN Cimentos S.A. (“CSN Cimentos”), the Company’s subsidiary, by means of its first plant located in Volta Redonda/RJ produced 2.2 million tonnes of cement in 2014, 2 million tonnes in 2013 and 1.9 million tonnes in 2012.

The cement produced by CSN of CP-III type is currently traded in the region of Baixada Fluminense, south of the state of Rio de Janeiro, Paraíba Valley and Greater São Paulo, besides the south of the state of Minas Gerais. Currently, CSN has six distribution centers, essential factor to increase sales dissemination and ensure its competitiveness.

Net Revenues

Tables and graphs below show the Company’s consolidated net revenue:

R$ million		Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Elim./Corp.	Consolidated
	Domestic market	8,650	307	202	1,105	324	440	(1,063)	9,966
2014	Foreign market	2,841	3,803	-	-	-	-	(484)	6,160
	Total	11,492	4,109	202	1,105	324	440	(1,547)	16,126
	Domestic market	9,696	680	195	1,074	212	416	(1,025)	11,247
2013	Foreign market	2,697	4,617	-	-	-	-	(1,249)	6,065
	Total	12,393	5,297	195	1,074	212	416	(2,274)	17,312
	Domestic market	8,478	713	152	1,067	229	388	(567)	10,459
2012	Foreign market	2,324	3,772	-	-	-	-	(1,326)	4,770
	Total	10,802	4,485	152	1,067	229	388	(1,893)	15,228

(ii) Factors materially affecting the operating results

The most relevant sources of the Company’s revenues derive from the production and trading of steel products and iron ore. Thus, Brazil’s and the world’s economic activity level has strong influence on its results.

The largest amount of the Company’s steel sales occurs in the domestic market. Therefore, a relevant factor of influence on results is the domestic economy’s growth pace, especially the most intensive sectors in the use of steel, especially the automotive, white goods sectors and civil construction. These sectors are directly influenced by the availability and cost of credit to consumer. The macroeconomic politics decision, such as the level of interest rates, or which affect credit, such as taxes or other mechanisms are continuously monitored. The impact of infrastructure works is also a relevant factor, whether related to events, such as the World Cup and the Olympic Games or the growth of productive sectors, such as oil or civil construction, PAC works (Brazilian Growth Acceleration Program), amongst others.

Another factor of influence is the balance between world’s steel supply and demand, which determines the price levels and also influences the imports level.

In the mining sector, results are directly influenced by the balance between world’s iron ore supply and demand. The highest amount of the Company’s net revenues refers to the sale of iron ore deriving from exports mainly to Asia, especially China.

Referring to costs, metal coal and coke prices, metals such as aluminum, zinc and tin, as well as the foreign exchange rates, are relevant factors in steel production. In case of mining and logistics (railway transportation), the cost of diesel is a relevant component and as the Company has expansion projects, the cost of equipment and services is an essential variable to be monitored.

b) revenue variation attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In the steel industry, besides the international prices, other factors may affect the prices of our products, such as foreign exchange rates, import duties, domestic supply and demand.

Referring to mining, most of our sales derive from iron ore exports, therefore, pegged to the international prices.

In case of cement, revenue is in Reais and inflationary variation may modify results.

Since most of revenues derive from steel and mining sectors, the Company quantifies below the effects of changing volumes and prices over its revenues in these two segments.

In 2014, net revenue totaled R$16.1 billion, 7% lower than in 2013, mainly on account of the lower revenues from the mining and steel making segments. Net steel revenues amounted to R$11.5 billion, or 65% of consolidated net revenue, with sales of 5.2 million tonnes of steel, 3.7 million of which went to the domestic market and 1.5 million to the external market (taking into account exports and foreign sales by the company’s subsidiaries Lusosider, CSN LLC and SWT). Net mining revenues totaled R$4.1 billion, which represents 23.3% of consolidated net revenue, with sales of 28.9 million tonnes of finished iron ore products, mainly to the foreign market.

In 2013, the net revenue reached R$17.3 billion. 14% higher than that recorded in previous year, mainly due to higher revenue from steel and mining segments. The steel net revenues totaled R$12.4 billion or 63% of consolidated net revenues, with sales of 6.1 million of tonnes of steel, 4.6 billion in the domestic market and 1.5 million in the foreign market (including exports and foreign sales through the subsidiaries Lusosider, and CSN LLC and SWT). The mining net revenues totaled R$5.3 billion or 27% of consolidated net revenues, with sales of 25.7 million tonnes of iron ore finished products, mainly for the foreign market.

In 2012, the Company’s net revenues reached R$15.2 billion. Steel net revenues were R$10.8 billion or 63% of consolidated net revenues, with steel sales of 5.8 million tonnes. Out of this total, 77% were sold in the domestic market and 23% in the foreign market (including exports and sales overseas through subsidiaries Lusosider, CSN LLC and SWT). The mining net revenues totaled R$4.5 billion in 2012, a 26% share in the Company’s consolidated net revenues, with sales of iron ore finished products of 25.8 million tonnes, mainly to the foreign market.

c) impact of inflation, price variation of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results
 Part of the Company's costs and expenses is pegged to the Brazilian Real, with inflation adjustment clause in the agreements.

As mentioned in item (a), the prices of certain inputs directly influence the Company’s results, especially:

  Coal, coke, pellets and metals, in case of steel industry, pegged to the U.S. dollar;
  Fuel in case of mining and railway transportation;
  Clinker in case of cement.

Besides production inputs, another relevant factor is the price of equipment and services, since the Company has a substantial portfolio of investment projects in all its business areas.

Effects on the Company’s operating results

In 2014, the consolidated cost of products sold came out to a figure of R$11,592 millions, 7% lower than the comparable figure recorded in 2013, basically due to the lower cost of products sold in the steel segment.

In 2013, the consolidated cost of products sold reached R$12,423 million, 10% up over cost of products sold in 2012, basically due to the higher volume sold by steel industry and an increase of production costs in the steel industry.

In 2012, the cost of products sold reached R$11,259 million, 15% up over the R$9,801 million recorded in 2011, basically due to:

•         R$2,271 million increase in the cost of products sold, with higher volume of steel sold and increase in the production costs of steel and mining segments;

•         R$813 million decrease with the Company’s adoption of IFRS 10 and IFRS 11.

Effects on the Company’s financial result

In 2014, the Company’s net financial result was a negative R$3,081 million by comparison with a negative net financial result of R$2,512 million in 2013, basically due to:

•         Charges in connection with loans and financing, amounting to R$2,783 million;

•         Monetary and foreign exchange variations of the order of R$153 million;

Expenses of R$129 million for monetary adjustment and additional interest charges on tax contingencies;

•         Other financial expenses of R$188 million.

In 2013, the Company’s net financial result was negative at R$2,512 million compared to a negative net financial result in 2012 of R$2,151 million, basically due to:

  R$220 million decrease in financial revenues from R$392 million in 2012 to R$172 million in 2013;
  R$192 million increase in financial expenses, from R$2,548 million in 2012 to R$2,740 million, mainly due to the R$277 million effect due to the Company’s adhesion to the tax recovery program (REFIS) in 2013.

10.3 Relevant effects that the following events have caused or are expected to cause on the Company’s financial statements and its results:

a) introduction or disposal of operating segment

CSN entered into the long steel segment with the acquisition of Stahlwerk Thüringen GmbH (“SWT”) on January 31, 2012 for €483 million. Located in Unterwellenborn, Germany, SWT produces long steel, with production installed capacity of 1.1 million tonnes of metal shapes/year, destined to the civil construction. At the end of 2013 the Company inaugurated a plant for the production of flat steel in Brazil, in Volta Redonda, with an annual production capacity of 500 thousand tonnes of flat steel (rods and wire-rods).

In 2013 no operational segments were introduced or disposed of. However, in December 2014 CSN’s Board of Directors approved the establishment of a strategic alliance with a consortium consisting of the following companies; ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”), whereby the Asian Consortium will contribute its 40% stake in Nacional Minérios S.A. (“Namisa”) to the company Congonhas Minérios S.A., a non-operating subsidiary of CSN, and CSN will contribute the Casa de Pedra iron ore mine, its 60% stake in Namisa, 8.63% of its stake in MRS Logística S.A. (“MRS”) along with assets and rights for managing and operating the concession related to Itaguaí Port (TECAR).

The completion of this transaction is subject to agreement of a business plan by the parties, to obtaining regulatory approval from the anti-trust authorities and from the government authorities responsible for the regulation of mining rights, in addition to other conditions precedent commonly found in this type of transaction. Completion of this transaction is forecast to occur at the end of 2015.

The main aim of the deal is to achieve synergies between the businesses involved in this restructuring and to create value for the shareholders by setting up a world-class corporation. The main synergies identified are related to the optimization of procedures, operational efficiencies, reducing operating costs and increasing capital.

b) creation, acquisition or disposal of equity interest

Acquisition of shares from companies of Grupo Alfonso Gallardo, S.L.U.

On January 31, 2012, the Company by means of its subsidiary CSN Steel acquired 100% of shares held by Grupo Gallardo in the companies (i) Dankerena Guipúzcoa, S.L. e Grupo Alfonso Gallardo Thüringen, S.L.U., Spanish holdings which jointly held 100% of shares of Stahlwerk Thüringen GmbH (“SWT”) and (ii) Gallardo Sections S.L.U. (the “Transaction”).

Transaction’s total amount was €483 million, considering the assumption of zero indebtedness.

Located in Unterwellenborn, Germany, SWT produces long steel, with production installed capacity of 1.1 million tonnes of steel shapes/year.

CSN started to consolidate SWT’s results in its financial statements as of February 2012, recording sales of 724,000 tonnes/year.

There was no establishment, acquisition or disposal of material shareholdings in 2013 and 2014.

c) non-usual events or operations

At the Board of Directors’ Extraordinary Meeting held on May 10, 2012, the Board members approved the Company’s capital increase, by capitalizing part of the unrealized profit reserve, in the amount of R$2,859,052,636.29, without issuing new shares, and capital increasing from R$1,680,947,363.71 to R$4,540,000,000.00.

In 2013 and 2014 there were no unusual events or operations which materially affected the Company’s business.

10.4

a) relevant changes in the accounting practices
New standards and interpretations not yet adopted
Standard	Description	Effective Date
IAS 16 and IAS 38	“Property, plant and equipment” and “Intangible assets” – in May 2014, the aforementioned accounting rules were revised, clarifying that the revenue based method will not be allowed for depreciation or amortization.	2016
IAS 27	“Separate financial statements” – in August 2014, the rule that covers separate financial statements was revised, allowing investments to be accounted for using the equity pick-up method. The Company had already adopted this method due to it being required by the Brazilian legislation and this amendment will not have any impact on the financial statements. This amendment has not yet been published by the CPC and should come into force with effect from 2016, with early adoption being allowed.	2016
IFRS 10 and IAS 28	“Consolidated financial statements” and “Investment in Affiliated Companies, Subsidiary Companies and in Jointly Controlled Enterprises” – in September 2014, a revised version was issued in which it was proposed that gains or losses as a result of the sale or contribution from a subsidiary which does not constitute a transaction, as defined in IFRS 3, between an investor and its subsidiary or jointly controlled subsidiary, is only recognized in the participation of the unrelated investors in the subsidiary or jointly controlled subsidiary.	2016
IFRS 7	“Financial instruments: Disclosure” – in September 2014, the IASB revised rule IFRS 7, with guidance on when a service contract has continuous involvement and establishing that the additional disclosure requirements do not only apply to interim periods. This rule has not yet been published by the CPC and should come into force with effect from 2016.	2016
IFRS 9

"Financial Instruments". IFRS 9 maintains but simplifies the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the characteristics of financial asset's contractual cash flow.

For financial liabilities the rule retains most of the requirements of IAS 39.

The main change relates to those cases where the fair value calculated for financial liabilities should be segregated so that the part of the fair value related to the credit risk of the entity itself is recognized in “Other comprehensive income” and not in the result for the period.

IAS 39 guidance on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS15	“Revenue from contracts with clients”. This new rule establishes the principles that an entity is to apply in order to determine the measurement of revenue and when it should be recognized. This rule replaces IAS 11 – Construction Contracts, IAS 18 – Revenues and corresponding interpretations.	2017
There are no other regulations, changes in regulations or interpretations not yet in force that the Company expects to have a material impact when applied to its financial statements.
b) relevant effects of changes in the accounting practices

As of January 1, 2013, the Company adopted the IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36(R3) - “Consolidated Financial Statements” approved by CVM in December 2012 which establishes the reporting and preparation principles of the consolidated financial statements when an entity controls one or more entities and IFRS 11 - Joint Arrangements, corresponding to CPC 19(R2) - "Joint Ventures" approved by CVM in November 2012, which requires a new valuation of joint arrangements, focusing on the agreement’s rights and obligations, instead of its legal form. IFRS 10 replaces the consolidation requirements of SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Ventures.

Therefore, since the proportional consolidation method for companies deemed as joint ventures is no longer allowed, the Company no longer consolidates its jointly controlled entities, Nacional Minérios S.A., MRS Logística S.A. and CBSI - Companhia Brasileira de Serviços de Infraestrutura and now record them by the equity method. In addition, in the adoption of IFRS 10 and 11, Management decided to adopt as accounting practice the removal of effects on results from transactions carried out with jointly controlled entities. As a result, part of equity in the earnings of subsidiaries was reclassified to financial expenses, cost of products sold, income tax and social contribution.

The Company also applied, as of January 1, 2013, the IFRS 12 – Disclosure of Interest in Other entities, corresponding to CPC 45 – “Disclosure of Interest in Other Entities” approved by CVM in December 2012, which requires disclosures on the nature of the Company’s interest in other entities, the risks related to these interests and the effects of these interests on profit or loss and on cash flows.

c) qualified opinion and emphasis of matter in auditor’s report:

Qualified opinion

There is no qualified opinion on the independent auditor’s report for the fiscal years ended in 2014, 2013 and 2012.

Emphasis of matter:

The independent auditor's report emphasized, to the years of 2013 and 2012, that the Company's individual financial statements were prepared according to the accounting practices adopted in Brazil, which differ from IFRS, applicable to the separate financial statements, only referred to the valuation of investments in subsidiaries, associated companies and joint ventures by the equity method. For 2014, due to the introduction of IRFS 10, IFRS 11 and IFRS 12 along with the amendment of IAS 27, allowing the equity accounting method to be used, there are no longer any caveats.

Restatement of corresponding amounts

In addition, in the opinion for the 2013 fiscal year, the auditors point out and the Company’s Management ratified that due to the change in the accounting policy referring to the application of the following accounting pronouncements: (i) IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Consolidated Financial Statements; (ii) IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) – Joint Ventures, the related, individual and consolidated amounts referring to the balance sheet as of December 31, 2012 and related statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added (additional information) for the fiscal year ended on that date, reported for comparison purposes, have been adjusted and restated as provided for CPC 23 – Accounting Policies, Changes in Estimates and Rectification or Errors, and the international standard IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) – Presentation of Financial Statements and the international standard IAS 1 (R) Presentation of Financial Statements.

10.5 Executive Officers should indicate and comment on critical accounting policies adopted by the Company, including Management’s accounting estimates concerning uncertain and relevant matters to describe the Company’s financial situation and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, the useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for impairment tests on assets and financial instruments.

The Company’s critical accounting policies:

The preparation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) and the rules issued by the Brazilian Accounting Pronouncements Committee (CPC) requires the use of certain accounting estimates and also the judgment by the Company’s management in the process of adoption of the Company’s accounting policies.

The estimates are based on the best knowledge existing in each fiscal year. Changes in facts and circumstances may lead to a revision on these estimates. Therefore, actual results may vary in relation to the estimates presented.

The significant assumptions and estimates, which are considered by the Company’s Management as requiring a higher judgment level and having greater complexity for the preparation of financial statements are presented as follows:

(a)   Fair value of business combination

The identifiable assets acquired and liabilities undertaken in a business combination are measured at fair value on the acquisition date, in compliance with CPC 15(R1) “Business Combination”. Consequently, when we determine the allocation of the acquisition price, there is an adjustment to the fair value of certain items—such as inventories, property, plant and equipment, mines, present value of noncurrent assets and liabilities—in accordance with valuation reports prepared by independent appraisers. The Company has 12 months (measurement term), as of the acquisition date, to additionally recognize better information on the fair value recognized on the acquisition date. The acquisition method is applied to account for each Company’s business combination. The Company recognizes non-controlling interest in its financial statements by the proportional amount of the fair value of the acquired company’s net assets.

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. If there is negative goodwill, the Company must recognize it immediately in the period’s results on the acquisition date.

(b)  Useful life of assets

Depreciation is calculated by the straight-line method, based on the remaining economic useful life of the assets in accordance with Note 8 to the consolidated financial statements. The useful lives initially established by independent experts are revised at least once per year for all units.

If some components of property, plant and equipment have different useful life, these components are separately recognized as property, plant and equipment items.

(c)      Mineral reserves and useful life of mines

The estimates of proven and probable mineral reserves are regularly evaluated and updated. These reserves are determined using generally accepted estimation techniques. Calculating the reserves requires the use of several assumptions by the mining team, and any changes in these assumptions can have a significant impact on recorded proven and probable reserves and useful life of mines.

(d)     Impairment of tangible and intangible assets

Assets with an indefinite useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization or depreciation are revised for impairment purposes whenever events or changes in circumstances show that the book value may not be recoverable. The value recognized as impairment loss corresponds to the book value of the asset exceeding its recoverable value. The latter is the highest value between an asset fair value net of sale costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels for which there are identifiable cash inflows separately (CGUs). Non-financial assets, except for goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

In the case of equity securities (shares) classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. To determine what is considered a “significant” or “prolonged” decline requires judgment, which includes the assessment of several factors such as the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including industry and segment performance, changes in technology, and operating and financial cash flows.

(e)     Post-employment and pension benefits

The pension plans granted by the Company cover essentially all its employees. The amounts recorded depend on several assumptions, determined by actuarial calculation, in accordance with CPC 33(R1) – Employee Benefits. These assumptions are described in Note 25 to the Company’s consolidated financial statements and include, among others, internal rate of return and nominal wage growth. When the benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is recognized in the statement of income at the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recognized in the income.

The Company opted to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income, which later are transferred to retained profits or losses. If the plan is extinguished, all the accumulated actuarial gains and losses are recorded in the income.

The parent company and some subsidiaries offered a post-retirement healthcare benefit to its employees. The expected costs of these benefits are accumulated during the employment period, being calculated through the same accounting method used for defined benefit pension plans.

These obligations are annually evaluated jointly with qualified independent actuaries.

(f)      Provisions

Provisions for legal proceedings are recorded only when the expectation of loss is considered probable and an amount can be safely estimated. This determination is carried out jointly by the Company’s Management and legal advisors. The estimates are duly recognized in the financial statements in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets.

The Company is party to legal suits and administrative proceedings involving tax issues which are deemed as unconstitutional, therefore the Company believes these taxes should not be paid. The amounts recorded for such tax disputes and other contingencies can undergo future changes due to developments in each case, including changes in the legislation, final court decisions specific for the Company, which in the uncertain legal Brazilian environment, as well as in other jurisdictions, require significant estimates and judgments to be made by the Company’s Management regarding the results of future events. More details on provisions can be found in Note 15 to the Company’s consolidated financial statements.

(g)     Deferred income tax and social contribution

Deferred tax is calculated based on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes. Any changes in the tax rates resulting from amendments to the legislation will lead to adjustments to the estimated deferred tax.

Deferred tax assets and liabilities are offset when there is a right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(h)     Allowance for doubtful accounts

The allowance for doubtful accounts was established in an amount considered sufficient to support possible losses. Management’s assessment of these provisions takes into account the client’s history and financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(i)       Fair value of derivative financial instruments

•         Derivative instruments

The Company recognizes in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Financial result”.

With regard to fair value measurement, it is necessary to consider factors such as future foreign exchange and interest rates. To better understand the possible impacts caused by fluctuations of exchange and interest rates on the Company’s main instruments and positions, see Note 11 to the Company’s consolidated financial statements.

•         Hedging activities

The Company uses hedge accounting and designates certain financial liabilities as instruments for hedging foreign exchange risks in conjunction with the cash flows from forecast and highly probable exports (cash flow hedge).

At the start of the operation the Company registers the ratios between the hedge instruments and the items protected by hedge (forecast exports), as well as the objectives of risk management and the strategy for carrying out various hedge operations. The Company also registers its assessment, both at the start of and throughout the hedge operation, that the transaction is effective in offsetting variations in the cash-flows of the items protected by the hedge.

The effective part of the changes in the fair value of financial liabilities, designated and qualified as cash-flow hedge is recognized in shareholders’ equity, under the heading “Hedge Accounting”. The gains or losses related to the non-effective part are recognized in the financial result, when applicable.

The cumulative values in shareholders’ equity are shown in the income statement in the periods in which the forecast exports affect the result.

When a hedge instrument lapses or is settled in advance, or the hedge ratio no longer meets the accounting criteria for Hedge Accounting, or when Management decides to discontinue hedge accounting, all cumulative gains or losses that are in shareholders’ equity at that moment remain registered in shareholders’ equity. When the forecast transaction is carried out, the gain or loss will be reclassified, and be transferred to the result. When it is no longer expected that a forecast operation will take place, the cumulative gain or loss which had been shown in shareholders’ equity is immediately transferred to the result under the heading “Financial Result”.

The movements of the hedge values denominated as Export Cash-Flow Hedge are shown in note 11(iv).

10.6 Internal controls adopted to ensure the preparation of reliable financial statements:

a) the degree of efficiency of these controls, indicating eventual inadequacies and measures adopted to correct them:

The Company possesses a Corporate Risk Management area, which is subordinate to the Executive Administrative Board, whose duty is to identify, measure and monitor operational, financial and strategic risks, in addition to ensuring compliance with the prevailing laws and regulations and the Company’s internal policies.

Internal controls responsible for mitigating risks are executed by the operational areas and independently monitored by the Corporate Risk area, which prepares and accompanies action plans to correct any deficiencies identified and reported to the Management.

The Executive Internal Audit Board, which reports to the Board of Directors, is also responsible for monitoring internal controls through the performance of independent tests.

The Management believes in the efficiency of the internal controls adopted to ensure the quality, precision and reliability of its accounting statements.

The Management therefore believes that the Company’s accounting statements accurately represent the results of its operations, as well as its equity and financial situation on the respective dates.

b) deficiencies and recommendations on internal controls included in the independent auditor’s report:

The independent auditor’s report for the fiscal year ended December 31, 2014 had not been completed at the moment when this Management Proposal was filed, therefore it was not possible to report its assessment on the internal controls, aiming to ensure the reliability and accurate preparation of the Company’s financial statements.

10.7 Aspects referring to eventual public offering of shares:

a) how funds resulting from the offering were utilized:
The proceeds were used to repay short-term debts, to extend the debt profile and for general corporate purposes.
b) any relevant discrepancy between the effective use of the funds and the funding proposals disclosed in the respective offering memorandum:
Not applicable.
c) in case of any discrepancy, explain the reasons for such an event:
Not applicable.

10.8 Relevant items not disclosed in the Company's financial statements:

a) assets and liabilities directly or indirectly held by the Company that are not included in its balance sheet (off-balance sheet items), such as:

(i) operating leases, taken and extended;

(ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable;

(iii) future goods and services purchase and sale agreements;

(iv) incomplete building agreements;

(v) future loan proceed agreements.

The Company has the following relevant liabilities that are not included in its financial statements (amounts in R$ thousand): Take-or-Pay Agreements
	Payments in the period
Type of service	2013	2014	2015	2016	2017	2018	After 2018	Total

Transportation of iron ore, coal, coke, steel goods, cement, and mining goods.	300,381	263,266	658,028	584,926	515,810	515,810	3,910,977	6,185,551

Unloading, storage, handling, loading, and road transportation services.		5,570	9,046	9,046				18,092

Electricity, natural gas, oxygen, nitrogen, argon, and iron ore pellet supply.	886,883	1,011,416	421,417	130,831	29,292	29,292	146,772	757,604

Processing of blast furnace sludge generated during pig iron and steel production	50,964	49,739	9,731	7,074	7,074	7,074	30,065	61,018

Manufacture, repair, recovery and production of ingot casting machine units.	40,596	40,250	2,986					2,986

	1,278,824	1,370,241	1,101,208	731,877	552,176	552,176	4,087,814	7,025,251
Concession Agreements

Concession	Type of service	2015	2016	2017	2018	After 2018	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,697	90,697	90,697	90,697	658,345	1,021,133

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,636	7,636	7,636	7,636	64,273	94,817

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	263,858	263,858	263,858	263,858	1,055,432	2,110,864

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	25,965	25,965	25,965	25,965	181,758	285,618

		388,156	388,156	388,156	388,156	1,959,808	3,512,432
b) other items not included in the financial statements:
Not applicable.

10.9. With regard to each item not included in the financial statements indicated in item 10.8, comment on the following:

a) how such items change, or may change in the future, the revenues, expenses, operating result, financial expenses or other items in the Company’s financial statements:
See item 10.8
b) the nature and purpose of the operation:
See item 10.8
c) the nature and amount of the obligations assumed and rights created in favor of the Company as a result of the operation:
See item 10.8

10.10. Main elements of the Company's business plan:

a) investments, including:

(i) a quantitative and qualitative description of investments in progress and estimated investments;

(ii) sources of investment funding; and

(iii) material divestments in progress and estimated divestments.

b) acquisitions already announced of plants, equipment, patents or other assets that may materially affect the Company’s production capacity;

Quantitative and qualitative description of investments in progress and estimated investments

The Company’s operational activities require regular investments aimed at increasing its productivity and operational efficiency and expanding its productive capacity in its steel, mining, logistics, cement and energy businesses.

In 2014, the investments made by the Company came to a total of R$2,236 million, mainly in the following sectors:

✓  Mining: R$699 million;

✓  Steel Production: R$565 million;

✓  Cement: R$506 million;

✓  Logistics: R$423 million.

In 2013, the Company’s investments totaled R$2,827 million, of which R$1,659 million was invested in the Parent Company, with the following highlights:

✓  Casa de Pedra mine and Port of Itaguaí: R$638 million;

✓  Long Steel: R$351 million;

✓  Expansion of cement production capacity: R$239 million.

The remaining balance of R$1,168 million was invested in subsidiaries and jointly-owned subsidiaries, with the following highlights:

✓  Transnordestina: R$667 million;

✓  MRS: R$247 million;

✓  Container terminal - Tecon: R$115 million;

✓  Namisa: R$40 million.

In 2012, the Company’s investments totaled R$3,144 million, of which R$1,627 million was invested in the Parent Company, as follows:

✓  Expansion of the Casa de Pedra mine and Port of Itaguaí: R$381 million;

✓  Construction of long steel mill: R$454 million;

✓  Expansion of clinker mill: R$73 million.

The remaining balance of R$1,517 million was invested in its subsidiaries or jointly-owned subsidiaries, with the following highlights:

✓  Transnordestina Logística: R$984 million;

✓  MRS Logística: R$328 million.

The Company’s main planned investments are detailed below:

Mining (iron ore)

In the first phase, CSN intends to increase Casa de Pedra’s production capacity to 40 million tonnes of iron ore per year, while the Port of Itaguaí/RJ (Tecar) has reached a capacity of 45 million tonnes in 2013.

Steel

CSN has been diversifying its steel activities, entering the long steel segment through the opening in 2014 a long steel mill in Volta Redonda/RJ, with a production capacity for 500,000 tonnes per year, including rebar and wire rods.

With regard to long steel, CSN has been expanding its service centers, having invested recently in the expansion of the hot-rolling mill in Mogi das Cruzes/SP, and assessing opportunities for projects to reduce costs, and increase productivity and energy efficiency.

Cement

In 2009, CSN Cimentos opened its first factory in Volta Redonda, with an annual capacity of 2.4 million tonnes of cement.

Furthermore, CSN is implementing a cement windmill and clinker furnace in Arcos, where the Company already operates a clinker furnace using own-mine limestone. With this project, annual cement production capacity in the Southeast Region should rise to roughly 5.4 million tonnes.

Transnordestina Logística S.A. – TLSA

With support from the federal government, TLSA is building Nova Transnordestina, a 1,728 km-long railway connecting the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected annual operating capacity of 30 million tonnes will play a significant role in the development of the Northeast and provide logistical support for the region's economic expansion, in the oil and by-product, grain, mining and agricultural sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A.

Recently created company with the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. and operating the former Northeastern Network. Concession of a 30-year term, granted on December 31, 1997, renewable for an additional 30 years, to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.

Ports (Tecon)

The container terminal (Tecon), managed by Sepetiba Tecon S.A., CSN’s subsidiary, is a hub port. According to the Brazilian Association of Public Use Container Terminals (ABRATEC), Tecon is the largest container terminal in Rio de Janeiro and one of the largest in its segment in Brazil.

To expand Tecon, the Company is concluding the equalization of Berth 301. This project aims to transform Berth 301 into a continuous quay, allowing simultaneous operation of large vessels, which will increase the terminal’s capacity para 440,000 containers per year.

Energy

In the energy segment, the Company installation of a top rotor shaft has been concluded, with capacity for 21MW, in the Blast Furnace 3 of the Presidente Vargas mill, in Volta Redonda/RJ.

Sources of Funding for Investments

The Company expects to finance these investments through its own cash, public or private financing, and/or strategic partnership.

Material Divestments in Progress and Estimated Divestments

There are currently no material divestments in progress or estimated divestments.

c) new products and services, including:

(i) description of research in progress that has already been disclosed;

(ii) total amounts spent by the Company on research to develop new products or services;

(iii) projects under development already disclosed; and

(iv) total amounts spent by the Company on the development of new products or services.

CSN invests in research and development to improve its products and processes, aiming to meet market demands and expectations of its clients. Among the products developed, the following stand out:

  Consolidation in the Brazilian automobile market of dual-phase High Resistance Advanced Galvanized Steel CSN DUAL PHASE 600;
  Consolidation in the Brazilian automobile market of dual-phase High Resistance Advanced Galvanized Steel CSN FERRITA-BAINITA 450 and 590;
  Consolidation in the Brazilian Civil Construction and Silos market of High Resistance Galvanized Steel ZAR 400;
  Consolidation in the domestic market of the product metal foil, class TH 415, developed for aerosol containers;
  Consolidation of the Hot-Rolled Pickled High Resistance Low Alloy Steel (ARBL) of classes 420 and 500 MPa for the Auto-Parts segment;
  Development of the product Steel Wire mesh and Drawing Quality;
  Development of W Tri-Certificated Rolled Steel Profile (SWT);

•         Development of Rebar category CA-25 and CA-50.

Expenses on research for innovation of new products and services totaled R$3,662 thousand in 2014.

The following projects are in the development phase:

  Advanced high strength DUAL PHASE 800 and 1000, for application to the bodies of Brazilian automobiles which have new vehicle security requirements due to the INOVAR-AUTO program of the federal government;
  Galvanized Steel for Hot Stamping CSN PHS 1500 and of the process for obtaining parts using this method;
  Galvanized high mechanical resistance and good compliance IF (Interstitial Free) Steel – Classes 260 and 300;
  High Resistance Low Alloy Galvanized Steel (ARBL) for applications in the Silo and Civil Construction markets – Classes 450, 500 and 550;

•         Dual-Phase Advanced Cold-Rolled High Resistance Steel CSN DUAL PHASE 600.

  Wire Rod with the utilization of IF (Interstitial Free) steel, due to CSN’s unique synergy for operations between long and flat products;
  New metallic foil packaging for condensed milk (Slim Can), with reduction in the thickness of the steel and internal coating, paper label and easy to open lid;
  Development of CHQ (Cold Heading Quality) Wire Rod;
  Development of low-ohm resistance Wire Rod.

The total expenses on the development of new products and services came to R$14,236 thousand in 2014.

10.11 Other factors significantly impacting operating performance that were not identified or commented on in other items of this section.
All relevant and pertinent information was identified or commented on in the other items in this section.

ATTACHMENT II – Information on Management compensation

(in accordance with Item 13 of Attachment 24 of CVM Rule 480)

13.1 Policies and practices for the compensation of members of the board of directors, executive board, fiscal council, statutory committees, audit, risk and financial and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice:

Board of Directors:

The Company offers compensation compatible with each position’s responsibilities, considering that the Board of Directors determines the Company’s guidelines, overseeing their implementation by the Company’s executive officers.

Statutory Executive Board:

The Company collaterals competitive compensation, in line with that offered in the market to senior management, compatible with each position’s responsibilities, taking into consideration the executive’s responsibility and commitment to the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Non-Statutory Executive Board:

The Company’s compensation practices focus on ensuring both internal equilibrium (between members of management) and external equilibrium (compensation that is competitive in relation to the market) to attract, retain and motivate its executives and achieve the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Audit Committee:

The Company collaterals compensation compatible with the position’s responsibilities, considering that audit committee members have to guarantee transparency of information and render accounts to management.

b. compensation breakdown, including:

(i) a description of the compensation elements and the purpose of each;

Board of Directors:

Members of the Board of Directors receive fixed remuneration only, i.e. a monthly salary determined by the Board of Directors’ meeting, guaranteeing compensation compatible with the position. All Board members are paid the same amount, except for those who are also members of the Audit Committee and, therefore, receive an additional amount due to the exercise of both positions.

Statutory Executive Board:

Members of the Executive Board are entitled to overall annual compensation comprising a fixed portion (monthly salary) and a variable portion (bonus based on goals achieved and other bonuses*), ensuring compensation compatible with their positions.

* Other Bonuses: The Company may eventually pay extra bonuses as part of variable compensation as recognition for specific jobs, projects or special goals, basically linked to said projects. These bonuses are usually calculated based on monthly salaries or other compensation elements compatible with the expected outcome expected of the project as well as the goals attributed to each executive officer.

They are also entitled to other benefits, including a health plan, dental plan, life insurance, private pension plan and an annual health checkup. The Company’s CEO is also entitled to a helicopter and two armored vehicles and driver.

Non-Statutory Executive Board:

Members of the Non-Statutory Executive Board receive fixed and variable compensation. The fixed portion includes a monthly salary, paid vacations and the mandatory 13th salary, in accordance with the labor laws, aiming to guarantee compensation compatible with their positions. The variable compensation offers the possibility to earn more than the salary, depending on the results achieved by the Company and the officer’s specific area, as well as individual performance or strategy of attraction and retention. The variable compensation is paid annually as part of the profit sharing program, ensuring compensation compatible with their positions.

Other benefits include a health plan, dental plan, life insurance, private pension plan, meal and supermarket vouchers, an annual health checkup, and bonus for voluntary vacation.

Audit Committee:

Members of the Audit Committee receive fixed remuneration only, comprising a monthly salary determined by a Board of Directors’ meeting, ensuring compensation compatible with the position.

(ii) the proportion of each component in relation to overall compensation;

In the case of members of the Board of Directors and Audit Committee, their fixed compensation represents 100% of their overall compensation.

In the case of members of the Statutory and Non-Statutory Executive Board, their fixed compensation generally corresponds to 100% of their total compensation. In certain cases, however, the proportions will be 50% fixed and 50% variable, or a different ratio that better matches the executive officer’s responsibilities and the conditions agreed upon with the Company.

(iii) methodology for calculating and adjusting each compensation element;

Board of Directors:

The fixed annual compensation of the Board of Directors' members is paid in 12 monthly installments, and there are no previously established adjustment criteria.

Statutory Executive Board:

The fixed annual compensation is paid in 12 monthly installments, besides the possibility of variable compensation, as mentioned above.

The variable compensation is paid within the calendar year in a pre-defined month, which may vary with each officer, but, in general, payment is in April of each year after the percentage of goals achieved has been verified.

The overall compensation (salary + bonus) is determined at the beginning of each 2-year mandate and may be renegotiated upon contract renewal if in the interest of both parties.

Non-Statutory Executive Board:

Fixed annual compensation is paid in thirteen monthly installments. Non-Statutory Officers also receive 33.33% of their monthly salary as a vacation payment as provided by labor legislation, and an extra 36.67% of their salary as a bonus for voluntary vacations.

Pay rises are determined based on salary variations on the executive market, based on the assessment of an independent specialized consulting firm, or based on accrued inflation in the last twelve months. Pay rises are annual. The variable compensation is paid every April, after the percentage of goals achieved has been verified, and executive officers may receive up to 12 salaries.

Audit Committee:

The fixed annual compensation of the members of the Audit Committee is paid in 12 monthly installments. There are no pre-defined adjustment criteria.

 (iv) reasons that justify each compensation element

BOARD OF DIRECTORS: fixed compensation based on market practices.

STATUTORY EXECUTIVE OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results and individual performance.

NON-STATUTORY EXECUTIVE OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results and individual performance.

AUDIT COMMITTEE: fixed compensation based on market practices.

NOTE: The variable compensation is based on the Company’s results, and those of the officer’s specific area, as well as individual performance.

c. main performance indicators for determining each compensation element:

Fixed compensation: the responsibilities of the position, based on evaluation through a specific methodology, conducted by an external consulting firm specialized in compensation.

Variable compensation: based on the results of the Company and each specific operational segment that may be subordinated to the executive officer or non-statutory executive officer. The indicators taken into consideration, whether relating to the Company or the operational segments, include net income, net revenue, total expenses before depreciation and EBITDA margin. A percentage of each executive officer’s variable compensation is based on pre-determined individual goals. Executive officers may also receive additional variable portion as recognition for specific jobs, projects or special goals attained.

d. the structuring of compensation to reflect the evolution of performance indicators:

At the beginning of each year, the Company defines its overall goals. Subsequently, these goals are divided, as applicable, among the Company’s different operational segments, so that each executive officer is able negotiate the specific goals that each operational segment should achieve. In addition, each executive officer also negotiates his own individual goals to be achieved in the same fiscal year. Compliance with these goals is periodically assessed throughout the year and verified at year-end. The final assessment is one of the parameters used to calculate the variable compensation, along with the percentage achievement of each indicator described in sub-item “c” above. Maximum variable compensation is based on salary units paid to the executive officer or non-statutory executive officer, and the final amount will correspond to the level of attainment of the goals, in accordance with the scale negotiated with the executive officer or non-statutory executive officer.

It is also noteworthy that all goals established for each executive officer correspond to a certain percentage of achievement of the goals mentioned above given that, in general, 50% of the weighted average will correspond to the Company’s financial indicators and the operational segment under the responsibility of said executive officer, and the remaining 50%, to his individual performance.

e. alignment of compensation policies and practices with the Company’s interest in the short, medium and long term:

The Company’s compensation policy is in line with its short, medium and long-term interests, determined by the Strategic Management Cycle, through which goals are broken down through strategic planning, budget planning, performance follow-up and verification of results, establishing performance-based compensation. These practices are sustained due to:

  A focus on strategic objectives, involving initiatives that significantly contribute to the continuous improvement of the Company’s performance.
  Assessment and verification of the organization's results objectives envisaged in the budget and variations to judge if these objectives are being complied with.
  Determination based on a breakdown of the Company’s goals.
  Clear description, formulas and pre-defined sources, ensuring easy understanding and verification.
  Comparison of best practices and standardization of the evaluation.

These elements are aimed at excellence of the Company’s results.

For 2015, the Company is studying to implement share-based variable compensation plan. The study will include the objective and all details of the program (items such as the eligible, alignment with the Company’s interests, conditions for share acquisition, criteria for establishing the acquisition and exercise price, exercise term, criteria for suspension, change or extinction of the plan, etc).

The study will consider if the global macroeconomic conditions also are favorable for the implementation of the program in 2015.

Even through the preliminary study is oriented to a share-based program, there could be a new orientation to a different compensation model in line with the strategy of attraction and retention of managers, with the long-term goal to align the interests of the Company and those of its managers.

f. existence of compensation supported by direct or indirect subsidiaries or controlling companies:

There is no compensation supported by direct or indirect subsidiaries or controlling companies.

g. existence of any compensation or benefit bound to a specific corporate event such as disposal of the Company’s control:

There is no compensation or benefit bound to corporate events.

13.2 Total compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation for the fiscal year ended December 31, 2012 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	6.67	6.25	N/A	12.91
Fixed annual compensation	R$1,536,000	R$9,370,291	N/A	R$10,906,291
Salary or pro labore	R$960,000	R$6,623,189	N/A	R$7,583,189
Direct and indirect benefits	N/A	R$1,422,465	N/A	R$1,422,465
Participation in committees	R$320,000	R$0	N/A	R$320,000
Other	R 256,000	R$1,324,638	N/A	R$1,580,638
Variable compensation	N/A	R$19,632,854	N/A	R$19,632,854
Bonus	N/A	R$16,360,711	N/A	R$16,360,711
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$3,272,142	N/A	R$3,272,142
Post-employment benefits	N/A	R$114,537	N/A	R$114,537
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation	N/A	R$0	N/A	R$0
Total compensation	R$1,536,000	R$29,117,682	R$0	R$30,653,682

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2012: 80/12 months = 6.67 members

Number of members of the Executive Board in 2012: 75/12 months = 6.25 members

Total compensation for the fiscal year ended December 31, 2013 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	7.00	6.00	N/A	13.00
Fixed annual compensation	R$1,641,600	R$10,860,312	N/A	R$12,501,912
Salary or pro labore	R$1,008,000	R$7,154,018	N/A	R$8,162,018
Direct and indirect benefits	N/A	R$2,275,490	N/A	R$2,275,490
Participation in committees	R$360,000	R$0	N/A	R$360,000
Other	R$273,600	R$1,430,804	N/A	R$1,704,404
Variable compensation	N/A	R$17,038,199	N/A	R$17,038,199
Bonus	N/A	R$14,198,499	N/A	R$14,198,499
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$0	N/A	R$0
Commissions	N/A	R$0	N/A	R$0
Other	N/A	R$2,839,700	N/A	R$2,839,700
Post-employment benefits	N/A	R$117,712	N/A	R$117,712
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation²	N/A	R$0	N/A	R$0
Total compensation	R$1,641,600	R$28,016,222	R$0	R$29,657,822

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2013: 84/12 months = 7 members

Number of members of the Executive Board in 2013: 72/12 months = 6 members

Total compensation for the fiscal year ended December 31, 2014 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	6.92	4.67	N/A	11.59
Fixed annual compensation	R$1,606,080	R$9,447,575	N/A	R$11,053,655
Salary or pro labore	R$978,400	R$5,956,969	N/A	R$6,935,369
Direct and indirect benefits	N/A	R$2,299,311	N/A	R$2,299,311
Participation in committees	R$360.000	R$0	N/A	R$360.000
Other	R$267,680	R$1,191,294	N/A	R$1,458,974
Variable compensation	N/A	R$23,807,218	N/A	R$23,807,218
Bonus	N/A	R$19,939,348	N/A	R$19,939,348
Profit sharing	N/A	R$ 0	N/A	R$ 0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$3,867,870	N/A	R$3,867,870
Post-employment benefits	N/A	R$115,763	N/A	R$115,763
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation²	N/A	R$0	N/A	R$0
Total compensation	R$1,606,080	R$33,370,555	R$0	R$34,976,635

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2014: 83/12 months = 7 members

Number of members of the Executive Board in 2014: 56/12 months = 5 members

Total Compensation – 2015 Projection
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	9.33	7.67	N/A	17.00
Fixed annual compensation	R$ 2,044,800	R$ 14,720,162	N/A	R$ 16,764,962
Salary or pro labore	R$ 1,344,000	R$ 10,185,676	N/A	R$ 11,529,676
Direct and indirect benefits	N/A	R$ 2,497,351	N/A	R$ 2,497,351
Participation in Committees	R$ 360,000	R$ 0	N/A	R$ 360,000
Other	R$ 340,800	R$ 2,037,135	N/A	R$ 2,377,935
Variable compensation	N/A	R$ 23,929,385	N/A	R$ 23,929,385
Bonus	N/A	R$ 19,841,154	N/A	R$ 19,841,154
Profit sharing	N/A	R$ 0	N/A	R$ 0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Comissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$ 4,088,231	N/A	R$ 4,088,231
Post-employment benefits	N/A	R$ 339,397	N/A	R$ 339,397
Benefits due to interruption of position	N/A	R$ 0	N/A	R$ 0
Share-based compensation²	N/A	R$ 41,902,148	N/A	R$ 41,902,148
Total compensation	R$ 2,044,800	R$ 80,891,092	R$ 0	R$ 82,935,892

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimals.

Number of members of the Board of Directors in 2015: 112/12 months = 9.33 members

Number of members of the Executive Board in 2015: 88/12 months = 7.66 members

²Due to the impacts from the global macroeconomic scenario, the Company had to transfer to 2015 the plans to implement a Share-Based Variable Compensation Program estimated at R$41,902,148

13.3 Variable compensation in the last three years and compensation expected for the current year for the Board of Directors, Statutory Executive Board and Fiscal Council:

Variable compensation – fiscal year ended December 31, 2012	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	6.25	N/A	6.25
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$18,841,062	N/A	R$18,841,062
Amount expected for the compensation plan – goals achieved	N/A	R$18,841,062	N/A	R$18,841,062
Actual amount booked	N/A	R$16,360,711	N/A	R$16,360,711
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2013	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	6.00	N/A	6.00
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$19,139,762	N/A	R$19,139,762
Amount expected for the compensation plan – goals achieved	N/A	R$19,139,762	N/A	R$19,139,762
Actual amount booked	N/A	R$14,198,499	N/A	R$14,198,499
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2014	Board of Directors	Executive Board	Fiscal Council	Total

Number of members	N/A	4.67	N/A	4.67
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$18,201,207	N/A	R$18,201,207
Amount expected for the compensation plan – goals achieved	N/A	R$18,201,207	N/A	R$18,201,207
Actual amount booked	N/A	R$19,939,348	N/A	R$19,939,348
Profit sharing
Minimum amount expected for the compensation plan²	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan ¹	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation projected for the current fiscal year (2015)	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	7.67	N/A	7.67
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$19,841,154	N/A	R$19,841,154
Amount expected for the compensation plan – goals achieved	N/A	R$19,841,154	N/A	R$19,841,154
Actual amount booked
Profit sharing	N/A	N/A	N/A	N/A
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A

¹ The maximum amount expected for the variable compensation considers the achievement of 100% the goals established, and there being no additional amounts in case of achievement of more than 100% of the goals.

²The Company’s variable compensation model conditions the payment of the bonus to the achievement of a “trigger” (established each year). In case it is not achieved, the payment cannot be made in the year under consideration, which is the reason why the minimum amount expected is R$0.

13.4 Share-based compensation during the last three fiscal years and expected for the current fiscal year, paid to the members of the Board of Directors and Statutory Executive Board:

The Company did not implement in the last fiscal year a share-based compensation plan, but it is studying the possibility of implementation, in accordance with details presented in item “13.1.e”.

13.5 State the number of shares or other ownership interests held by members of the Board of Directors, Statutory Executive Board or Fiscal Council, either directly or indirectly, in Brazil or abroad, as well as other securities convertible into shares or other ownership interests issued by the Company, its direct or indirect controllers, subsidiaries or jointly-owned subsidiaries at the close of the last fiscal year:

COMPANY		December 31, 2014
		Board of Directors	Statutory Executive Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Common shares	1,550	0	0	1,550

SUBSIDIARIES		December 31, 2014
		Board of Directors	Statutory Executive Board	Fiscal Council	Total Company
Company	Type
Vicunha Siderurgia S.A.	Common shares	1	1	0	1
Rio Purus Participações S.A.	Common shares	500	500	0	500

	Preferred shares	500	500	0	500

SUBSIDIARIES		December 31, 2014
		Board of Directors	Statutory Executive Board	Fiscal Council	Total Company
Company	Type
Cia. Metalic Nordeste	Common shares	0	1	0	1
Companhia Florestal do Brasil	Common shares	0	1	0	1
Congonhas Minérios S.A.	Common shares	0	1	0	1
CSN Gestão de Recursos Financeiros Ltda.	Capital stock quotas	1	1	0	0
Estanho de Rondônia S.A.	Common shares	0	1	0	1
Mineração Nacional S.A.	Common shares	0	1	0	1
Sepetiba Tecon S.A.	Common shares	0	1	0	1

13.6 Share-based compensation for the Board of Directors and Statutory Executive Board recognized in the results of the last three fiscal years and expected for the current fiscal year:

The Company did not implement in the last three fiscal years a share-based compensation plan, but it is studying the possibility of implementation, in accordance with details presented in item “13.1.e”.

13.7 Information regarding stock options held by members of the Board of Directors and Statutory Executive Board at the close of the last fiscal year:

None.

13.8 Stock options exercised and stock given as share-based compensation to members of the Board of Directors and the Statutory Executive Board in the last three fiscal years:

None.

13.9 Necessary information for the understanding of data disclosed in items 13.6 to 13.8 (including the method used for share and option pricing):

The Company did not implement in the last three fiscal years a share-based compensation plan, but it is studying the possibility of implementation, in accordance with details presented in item “13.1.e”.

13.10 Information on private pension plans granted to Board members and Statutory Executive Officers:

The Company offers its statutory executive officers the private pension plan CBS Previdência - Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional through which participants may contribute with 3% to 6% of their salary or earnings, which the Company matches 100%.

	CBS Previdência – CSN Employees’ Pension Fund
	Board of Directors	Executive Board
Number of members(¹)	N/A	5
Name of the plan	N/A	Supplementary Benefit Mixed Plan and CBSPREV Benefits Plan
Number of management members entitled to retire	N/A	4
Conditions for early retirement	N/A	(2)
Updated amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by management members	N/A	R$937,757.40
Total amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by management members	N/A	R$115,763.36
Early withdrawal and its conditions	N/A	Yes, members who no longer work for the Sponsor and do not receive CBS payments

(1) Statutory officers on December 31, 2014

(2) Early retirement: Participants must apply to be granted the benefit of early retirement, after which payment will occur in successive monthly installments, in accordance with the conditions established in the regulations of the plan, which are available on the Intranet of the company, and it must be approved by PREVIC and published in the DOU – Federal Official Gazette, with its initial value fixed in accordance with the option for the form of receipt.

13.11 Maximum, minimum and average compensation paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council:

Justification for not completing the chart:

Information not disclosed in accordance with decision of the 5th Federal Court of Rio de Janeiro (case no. 2010.5101002888-5), in favor of IBEF - Rio de Janeiro, an institute to which the Company is affiliated.

13.12 Describe all contractual arrangements, insurance policies or compensation mechanisms for management in case of termination or retirement, indicating financial consequences incurred by the Company:

None.

13.13 Percentage of total compensation of each body, as recognized in the Company’s results, for members of the Board of Directors, Statutory Executive Board or Fiscal Council that are direct or indirect related parties of the controllers, according to all applicable accounting rules governing the matter:

	2012
	Board of Directors	Executive Board	Fiscal Council
Percentage	11.25%	47.28%	N/A

	2013
	Board of Directors	Executive Board	Fiscal Council
Percentage	10.53%	52.30%	N/A

	2014
	Board of Directors	Executive Board	Fiscal Council
Percentage	10.76%	74.01%	N/A

13.14 Amounts paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council, by body, for any reason not related to their position (i.e. commissions, consulting or advisory fees) as recognized in the Company’s result:

None.

13.15 Amounts recognized in the results of the Company’s direct or indirect controllers, jointly-controlled entities or subsidiaries, as compensation for members of the Board of Directors, Statutory Executive Board, or Fiscal Council, by body, specifying the type of payment and to whom it was paid:

Fiscal year 2012 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$182,500.00	N/A	N/A	R$182,500.00
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2012 – other compensations received, specifying the type of payment

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2013 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$156,000.00	N/A	N/A	R$156,000.00
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2013 – other compensations received, specifying the type of payment

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2014 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$45,516.00	N/A	N/A	R$45,516.00
Jointly-owned entities	N/A	N/A	N/A	N/A

Fiscal year 2014 – other compensation received, specifying the type of payment

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

13.16 Other material information:

None.

ATTACHMENT III – Information about the candidates for Board of Director positions

(as per items 12.6 to 12.10 of Attachment 24 of CVM Rule 480)

In compliance with Article 10 of CVM Rule 481/2009, below is presented the information regarding the candidates nominated for reelection by the controlling shareholders for the positions of members of the Board of Directors, for term of office until the 2016 Annual Shareholders’ Meeting, in accordance with items 12.6 to 12.10 of the Reference Form.

Benjamin Steinbruch, 61 years old, administrator, inscribed in the roll of individual taxpayers (CPF/MF) under no. 618.266.778-78. Mr. Steinbruch has been a member of the Board of Directors since April 23, 1993, and it’s Chairman since April 28, 1995. He has also been CSN’s CEO since April 30, 2002. Currently, he serves as a member of the Board of Directors of Câmara Portuguesa, the first Vice-Chairman of FIESP, a position he has held since September 2004, a member of FIESP's Superior Strategic Council, a board member of Instituto Roberto Simonsen and a member of the CCI – Inter-Institutional Advisory Board of the Court of Justice of the State of São Paulo. In the last five years, Mr. Steinbruch has held the following positions: member of the Board of Directors and CEO of Vicunha Siderurgia S.A. Vice Chairman of the Board of Directors of Textília S.A, Chairman of the Board of Directors of Vicunha Aços S.A., Vicunha S.A., Fibra Cia. Securitizadora de Créditos Financeiros, Fibra Cia Securitizadora de Créditos Imobiliários, a member of the Board of Directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Vicunha Steel S.A., a Director at Rio Purus Participações S.A., and Rio Iaco Participações S.A. and Chairman of the Board of Directors of Banco Fibra S.A (all of which are part of CSN’s controlling group), chairman of the Board of Directors of Transnordestina Logística S.A. as well as of Nacional Minérios S.A (both jointly controlled by CSN) and Chairman of the Board of Directors of FTL – Ferrovia Transnordestina Logística S.A., and of the Companhia Metalúrgica Prada (both controlled by CSN), the CEO of the Advisory Board of Fundação CSN and member of the Board of Directors of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda., and Haras Phillipson Ltda. He earned a Business Administration degree from Escola de Administração de Empresas of Fundação Getulio Vargas – SP, and completed a post-graduate program in Marketing and Finance at Fundação Getulio Vargas - SP.

Fernando Perrone, 67 years old, attorney, inscribed in the roll of individual taxpayers (CPF/MF) under no. 181.062.347-20. Mr. Perrone has been a member of the Company’s Board of Directors since September 26, 2002 and a member of the Audit Committee since June 24, 2005. He served as the Infrastructure and Energy Officer of Companhia Siderúrgica Nacional from July 10 to October 2, 2002. He is a member of the Board of Directors of Profarma - Distribuidora de Fármacos S.A, of João Fortes Engenharia S.A., of Energia Sustentável S.A., of Libra Aeroportos - Cabo Frio Airport and of FTL – Ferrovia Transnordestina Logística S.A. as well as being an alternate member of the Board of Directors of Transnordestina Logística S.A.. He also operates as an independent consultant in the infrastructure area. He also completed a post-graduate program in Capital Market Economics at Fundação Getulio Vargas.

Yoshiaki Nakano, 70 years old, administrator, inscribed in the roll of individual taxpayers (CPF/MF) under no. 049.414.548-04. Mr. Nakano has been a member of the Company’s Board of Directors since April 29, 2004 and a member of the Audit Committee since June 24, 2005. He is also a member of the Board of Directors of Transnordestina Logística S.A and in the past five years, he has been a professor of Economics at Fundação Getúlio Vargas and Director of the Escola de Economia de São Paulo of the Fundação Getulio Vargas de São Paulo, a member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, a member of the Superior Economic Council (COSEC) of FIESP/IRS. Previously, he served as the special Secretary of Economic Issues for the Ministry of Finance and the Secretary of Finance of the State of São Paulo. He has a degree in Business Administration from Fundação Getulio Vargas and a Master’s and Doctorate from Cornell University, in the United States.

Antonio Bernardo Vieira Maia, 57 years old, administrator, inscribed in the roll of individual taxpayers (CPF/MF) under no. 510.578.677-72. Mr. Maia has been a member of the Company’s Board of Directors since April 30, 2013 and has also been a member of its Audit Committee since August 2013, and has held the position of Chairman of the Audit Committee since May 6, 2014. He is also the CEO of BRG Capital Ltda. since July 2005, and a member of the Board of Directors of Transnordestina Logística S.A and of FTL – Ferrovia Transnordestina Logística S.A. Previously, he served as an executive officer of Credit Suisse / Banco Garantia de Investimentos S.A, from April, 1995 to May, 2005. He began his career in Citibank Brazil as an intern in 1982 and moved to New York in 1986, where he acted as Institutional Investment Analyst of Citigroup in Latin America until he became an executive officer. He was also an associate of Banco Bozano Simonsen de Investimentos from August, 1979 to December, 1981 and a member of the Board of Directors of Banque Bénédict Hentsch & Cie S.A, Geneva, Switzerland from April to December, 2006. He earned a degree in Public Administration and Business in 1981 from Fundação Getúlio Vargas.

Luis Felix Cardamone Neto, 49 years old, administrator, inscribed in the roll of individual taxpayers (CPF/MF) under no. 042.649.938-73. Mr. Cardamone Neto has been a member of the Board of Directors since April 2014 and has been the CEO of Banco Fibra since October 2013, and a deputy member of the Board of Directors of Transnordestina Logística S.A. since December 2013. In the past 5 years, he served as executive officer of Santander Financiamentos and CEO of Webmotors, from December 2011 to September 2012 he acted as Executive Vice-President of Finance, from September 2012 to October 2013 he acted as Executive Vice-President of Finance, Insurance, Payroll-Deductible Loans and Real Estate Business, cumulatively holding the positions of (i) member of the Board of Directors of Banco RCI Brasil, (ii) member of the Board of Directors of TECBAN (iii) Head of the Vehicle Financing Division of FEBRABAN, and invited member of the Board of Directors of ZURICH. He has a degree in Business Administration from Faculdade de Administração de Empresas de Santos and an incomplete MBA program in Finance at IBMEC.

Declaration by the candidates for positions on the Board of Directors in relation to legal and administrative convictions (including criminal):

Mr. Benjamin Steinbruch declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Antonio Francisco dos Santos declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Fernando Perrone declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Yoshiaki Nakano declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Antonio Bernardo Vieira Maia declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Luis Felix Cardamone Neto declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Existence of marital or stable relationships or relationships of kinship up to the second degree between:

a) the Company’s managers
Not applicable.
b) managers of the Company and managers of direct or indirect subsidiaries of the Company
Not applicable.
c) managers of the Company or of its direct or indirect subsidiaries and direct or indirect controllers of the Company
Not applicable.
d) managers of the Company and managers of direct or indirect controllers of the Company
Not applicable.

Relationships of subordination, service provision or control in the last three fiscal years between the management of the Company and:

a) the Company’s direct or indirect subsidiaries
Not applicable.
b) the Company’s direct or indirect controller
Mr. Luis Felix Cardamone Neto is the CEO of Banco Fibra, which is under the same controlling structure of Vicunha Siderurgia, one of the controllers of the Company.
c) suppliers, customers, debtors or creditors of the Company, its subsidiaries or controllers, or the subsidiaries of any of these persons, if material
Not applicable.

ATTACHMENT IV – Bylaws with changes in highlights

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1 -    Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2 -    The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 3 -    The Company has its legal domicile and head office in the city of São Paulo, State of São Paulo, and may open or close branches, agencies, offices or representations in any part of the country or abroad.

Article 4 -    The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5 -    The capital stock of the Company, fully subscribed and paid in, is R$4,540,000,000.00 (four billion, five hundred and forty million reais), divided into 1,387,524,047 (one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven) ~~1,457,970,108 (one billion, four hundred and fifty-seven million, nine hundred and seventy thousand, one hundred and eight)~~ common, book-entry shares with no par value.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Article 6 -    Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Article 7 -    The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Paragraph 1 -The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2   -   Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3   -   At the discretion of the Board of Directors, preemptive rights for existing shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4   -    The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 -     Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8 -    The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 9 -    The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

Sole Paragraph -                     The Chairman shall appoint the secretary of the General Meeting.

Article 10 -  The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11 -  Shareholders may be represented by a legal representative in the General Meetings as per Law 6404 of December 15, 1976 as long as the power-of-attorney is submitted to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12 -  The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13 -  The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1   -     The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2    -     In the event that the General Meeting establishing an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14 -  The Board of Directors is composed of up to 11 (eleven) members, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1       -     The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2       -     In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Paragraph 3       -     The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Article 15 -  The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Paragraph 1     -     The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2     -     The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who vote by any of these means.

Paragraph 3     -     Minutes of the meetings shall be drawn up in a book for this purpose and, after having read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4   -     Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5   -     Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 6   -     The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.

Article 16 -  In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

                      I- In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided in these bylaws, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

                      II- In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

                      III- If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

                      IV- In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.

Article 17 -  Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18 -  The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph -   The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19 -  In addition to the duties established by law, it is incumbent upon the Board of Directors:

                                                 I -          to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;

                                                 II -         to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

                                                 III -        to elect and dismiss the members of the Board of Executive Officers and assign their duties;

                                                IV -         to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;

                                                V -          to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish                by law;

                                                VI -         to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;

                                                VII -        to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

                                                VIII -       to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;

                                                IX -         to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;

                                                X -          to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance in other cases;

                                                XI -         to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

                                                XII -        to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a)       acquisition, disposal and encumbrance of any permanent asset;

b)       conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

c)       the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

                                               XIII -        to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

                                                XIV -       to require audits of companies, foundations and similar entities in which the Company participates;

                                                XV -        to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding;

                                               XVI -        to decide on the establishment of subsidiaries by the Company, as well as on the acquisition of equity interest, and to resolve on the representation at the General Meetings and shareholders’ meetings and on matters submitted to said meetings;

                                               XVII -       to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

                                               XVIII -      to establish policies for taking up tax incentives;

                                               XIX -        to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created;

                                               XX -         to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;

XXI -        to resolve on any matters that go beyond the authority established by the Executive Board, as provided for in Article 19;

Section III

EXECUTIVE BOARD

Article 20 -  The Company shall have a Board of Executive Officers composed of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other Executive Officer, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1 -    The term of office of the Executive Officers is two years, reelection being allowed, and will last until their respective successors take office;

Paragraph 2    -   In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.

Paragraph 3    -   The Executive Officers shall perform their duties on a full-time basis.

Article 21    -     With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XII) and other provisions provided for herein.

Paragraph 1 -   It is incumbent upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2 -   The Board of Executive Officers shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.

Paragraph 3 -    The Board of Executive Officers shall approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

Article 22    -     The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1 -    The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2 -    Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by all present members, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23           -                  The Chief Executive Officer shall:

                                               I -         preside over meetings of the Board of Executive Officers;

                                               II -        carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                                               III -       organize, coordinate and supervise the activities of the areas directly subordinate to him;

                                               IV -       allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                                               V -        keep the Board of Directors informed of the activities of the Company;

                                               VI -       prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                                VII -      prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24    -     It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

                                               I -         to represent the Company in accordance with the law and these bylaws;

                                               II -        to organize, coordinate and supervise the services for which they are responsible;

                                               III -       to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                                               IV -       to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25    -     The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.

                                               I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers;

                                               II –       With the exception of the provisions in these Bylaws, the Company may be represented by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) to represent the Company in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates; (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments by the Company in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, paragraph 1)

Paragraph 1       -      The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2       -      The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26    -     The following rules shall be observed as regards the appointment of attorneys in fact:

                                               I -         all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;

                                               II -        Except in the event of judicial powers of attorney, which may be granted for an indefinite period, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

Article 27    -     Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COUNCIL

Article 28    -     Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of 3 (three) sitting members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole Paragraph -       The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29    -     The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

Sole Paragraph    -    The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30    -     The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1 -    The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.

Paragraph 2 -       The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

                                                               II – payment of mandatory dividends (Article 33);

III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3    -     The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

III – the reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, repayment, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31    -     In addition, it shall be incumbent upon the Board of Directors:

I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 32    -     The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33    -     The dividend distribution shall not be less than 25% (twenty-five percent) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34    -     Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

LIQUIDATION

Article 35    -     The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

Sole Paragraph  -  The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees.

ATTACHMENT V – Consolidated Bylaws

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1 -    Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2 -    The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 3 -    The Company has its legal domicile and head office in the city of São Paulo, State of São Paulo, and may open or close branches, agencies, offices or representations in any part of the country or abroad.

Article 4 -    The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5       -     The capital stock of the Company, fully subscribed and paid in, is R$4,540,000,000.00 (four billion, five hundred and forty million reais), divided into 1,387,524,047 (one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven) common, book-entry shares with no par value.

Sole Paragraph  - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Article 6 -    Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Article 7 -    The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Paragraph 1 -   The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2     -    Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3     -     At the discretion of the Board of Directors, preemptive rights for existing shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4     -      The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5     -        Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8 -    The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 9 -    The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

Sole Paragraph -    The Chairman shall appoint the secretary of the General Meeting.

Article 10 -  The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11 -  Shareholders may be represented by a legal representative in the General Meetings as per Law 6404 of December 15, 1976 as long as the power-of-attorney is submitted to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12 - The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13 -  The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1     -     The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2     -     In the event that the General Meeting establishing an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14 -  The Board of Directors is composed of up to 11 (eleven) members, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1       -     The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2       -     In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Paragraph 3       -     The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Article 15 -  The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Paragraph 1     -     The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2      -     The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who vote by any of these means.

Paragraph 3       -     Minutes of the meetings shall be drawn up in a book for this purpose and, after having read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4      -     Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5       -     Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 6       -     The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.

Article 16 -  In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

                      I- In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided in these bylaws, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

                      II- In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

                      III- If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

                      IV- In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.

Article 17 -  Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18 -  The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph -   The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19 -  In addition to the duties established by law, it is incumbent upon the Board of Directors:

                                                 I -          to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;

                                                 II -         to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

                                                 III -        to elect and dismiss the members of the Board of Executive Officers and assign their duties;

                                                IV -         to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;

                                                V -          to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish                by law;

                                                VI -         to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;

                                                VII -        to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

                                                VIII -       to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;

                                                IX -         to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;

                                                X -          to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance in other cases;

                                                XI -         to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

                                                XII -        to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a)acquisition, disposal and encumbrance of any permanent asset;

b)    conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

c)the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

                                               XIII -        to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

                                                XIV -       to require audits of companies, foundations and similar entities in which the Company participates;

                                                XV -        to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding;

                                               XVI -        to decide on the establishment of subsidiaries by the Company, as well as on the acquisition of equity interest, and to resolve on the representation at the General Meetings and shareholders’ meetings and on matters submitted to said meetings;

                                               XVII -       to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

                                               XVIII -      to establish policies for taking up tax incentives;

                                               XIX -        to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created;

                                               XX -         to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;

                                               XXI -        to resolve on any matters that go beyond the authority established by the Executive Board, as provided for in Article 19;

Section III

EXECUTIVE BOARD

Article 20 -  The Company shall have a Board of Executive Officers composed of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other Executive Officer, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1 -    The term of office of the Executive Officers is two years, reelection being allowed, and will last until their respective successors take office;

Paragraph 2  -   In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.

Paragraph 3   -     The Executive Officers shall perform their duties on a full-time basis.

Article 21    -     With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XII) and other provisions provided for herein.

Paragraph 1 -   It is incumbent upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2 -    The Board of Executive Officers shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.

Paragraph 3 -  The Board of Executive Officers shall approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

Article 22    -     The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1 -    The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2 -    Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by all present members, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23    -     The Chief Executive Officer shall:

                                               I -         preside over meetings of the Board of Executive Officers;

                                               II -        carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                                               III -       organize, coordinate and supervise the activities of the areas directly subordinate to him;

                                               IV -       allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                                               V -        keep the Board of Directors informed of the activities of the Company;

                                               VI -       prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                                               VII -      prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24    -     It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Director:

                                               I -         to represent the Company in accordance with the law and these bylaws;

                                               II -        to organize, coordinate and supervise the services for which they are responsible;

                                               III -       to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                                               IV -       to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25    -     The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.

                                               I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers;

                                               II –       With the exception of the provisions in these Bylaws, the Company may be represented by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) to represent the Company in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates; (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments by the Company in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, paragraph 1);

Paragraph 1   -     The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2    -   The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26    -     The following rules shall be observed as regards the appointment of attorneys in fact:

                                               I -         all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;

                                               II -        Except in the event of judicial powers of attorney, which may be granted for an indefinite period, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

Article 27    -     Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COUNCIL

Article 28    -     Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of 3 (three) sitting members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole Paragraph -     The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29    -     The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

Sole Paragraph     -    The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30    -     The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1 -    The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.

Paragraph 2 -   The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

                                                               II – payment of mandatory dividends (Article 33);

III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3    -    The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

III – the reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, repayment, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31    -     In addition, it shall be incumbent upon the Board of Directors:

I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 32    -     The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33    -     The dividend distribution shall not be less than 25% (twenty-five percent) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34    -     Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

LIQUIDATION

Article 35    -     The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

Sole Paragraph     -  The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fee.

ATTACHMENT VI – Protocol and Justification for Incorporation

Protocol and justification of motives for incorporation

The executive officers of CSN CIMENTOS S.A., with its head office at Highway BR 393 (Lúcio Meira) no number, Km 5,001, Vila Santa Cecília, CEP 27260-390, in the city of Volta Redonda, in the State of Rio de Janeiro, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 42.564.807/0001-05, with its corporate acts filed at the Board of Trade of the State of Rio de Janeiro, under Company Registry (NIRE) 333.000.897.72, herein after referred to simply as “CSN Cimentos”; and

The executive officers of COMPANHIA SIDERÚRGICA NACIONAL, with its head office at Avenida Brigadeiro Faria Lima No. 3400, 15th floor, and part of the 19th and 20th floors, Itaim Bibi, CEP 04538-132, in the city of São Paulo, in the State of São Paulo, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 33.042.730/0001-04, with its corporate acts filed at the Board of Trade of the State of São Paulo, under Company Registry (NIRE) 35-3.0039609.0, herein after referred to simply as “CSN”.

AGREE to sign this Protocol of Incorporation and Justification of Motives, in order to clarify the terms, conditions and justifications governing the incorporation of CSN Cimentos by CSN, in the manner and for the purposes stipulated by Law No. 6404/76, of December 15, 1976, and later amendments, in particular for the purposes of articles 224 and 225, as well as by CVM Instruction No. 319/99 (“ICVM 319”), on the following terms:

1 – JUSTIFICATION FOR THE INCORPORATION

1.1.              Given that the incorporating company is the sole shareholder and the parent company of the company to be incorporated, owning 100% of the shares issued by the company to be incorporated, and that there are similarities in the activities carried out by both of the companies, the incorporation of the equity of the company to be incorporated by the incorporating company will result in optimization of processes and maximization of results, concentrating all the commercial and administrative activities of the two companies in a single organizational structure.

1.2.              Studies undertaken in relation to this indicate that (i) the present time is the most appropriate one for carrying out the operation and (ii) the operating performance of both CSN Cimentos and CSN conclusively proves the desirability of the incorporation, indicating that the current stage of business of both companies points to the centralization of their activities, by means of incorporation.

1.3.              According to studies carried out, the aforementioned operation will result in significant economies of scale, both by an immediate reduction in expenses on account of the integration, synergy, standardization and streamlining of operational and administrative activities, and from a financial viewpoint.

1.4.              The suggested incorporation has been carefully examined at meetings held between the technical departments and the managements of the companies and their legal advisors, who did not detect any factors that indicated that the incorporation should not go ahead.

1.5.              Therefore, taking into account: (i) the interest that the Incorporating Company and the company to be incorporated have to finally unite, so as to be able, as a single legal entity, to better develop the business activities currently carried out by both companies, enabling activities to be centralized under a single management; and (ii) the economic, financial and strategic benefits that this unification of CSN Cimentos’ and CSN’s activities into a single legal entity will produce, such as reduction and simplification of administrative costs, particularly those of a management nature; the management bodies of both companies established the conditions for the incorporation of CSN Cimentos by CSN.

2.             INCORPORATION PROTOCOL

2.1.              The proposed operation is aimed at the incorporation of CSN Cimentos by CSN, with the winding up of CSN Cimentos and the transfer of the respective shareholders’ equity to CSN, which will become its successor in title, under the terms of article 227, of Law No. 6404/76.

2.2.              In compliance with article 224, I, IV and VI of the Brazilian Corporate Law, the Parties give notice that, since CSN Cimentos’ shareholders’ equity is already fully reflected in CSN by means of equity pick-up, given that it is the sole shareholder of CSN Cimentos, the transfer of CSN Cimentos’ complete equity to CSN will not imply any increase in CSN’s capital stock, or any share issue or amendment to its by-laws.

2.3.              Therefore, there is no need to consider substitution ratios, with CSN’s ownership structure remaining exactly the same as it was prior to the incorporation operation.

2.4.              The shareholders’ equity of CSN Cimentos, to be transferred to CSN, was valued by APSIS Consultoria e Avaliações Ltda. A company based at Rua da Assembleia No. 35, 12th floor, in the city and State of Rio de Janeiro, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 08.681.365./0001-30, and originally registered with the Regional Accounting Council of the State of Rio de Janeiro under No. CRC/RJ-005112/O-9, it specializes in equity valuations, and its engagement will be submitted for approval by Special Shareholders’ Meetings of CSN Cimentos and CSN. The valuation will be made based on the Special Balance Sheet prepared as at March 31, 2015 (“incorporation base-date”). The variation in the shareholders’ equity of the company to be incorporated that occurs between the incorporation base-date and the actual incorporation date (i.e., May 1, 2015), will be borne in full by the Incorporating company.

2.5.              Balances on creditor and debtor accounts will be transferred to the incorporating company’s books of account, with the necessary adjustments being made. Every liability to be absorbed by CSN is recorded, and the assets, rights and obligations of the company to be incorporated, which make up the shareholders’ equity to be transferred to CSN, are described in detail in the Valuation Report, at book value.

2.6.              Having been informed of their appointment as expert appraisers, subject to the approval of the shareholders of CSN and CSN Cimentos, the above mentioned experts started work immediately on their study and the preparation of the valuation report for CSN Cimentos, establishing that there is no conflict or communion of interest, actual or potential, in relation to the incorporation operation itself.

2.7.              Given that (i) CSN owns all of the shares issued by CSN Cimentos, (ii) the incorporation will not result in any increase in CSN’s capital, (iii) there will not be any change in the interest of CSN’s shareholders due to the aforementioned incorporation and (iv) the provisions of OFFICIAL LETTER/CVM/SEP/GEA-2/Nº 186/2014 issued by the Brazilian Securities Commission’s Superintendence of Company Relations, CSN is exempted (i) from drawing up the comparative valuation reports mentioned in article 264 of Law No. 6404/1976; (ii) from publishing in the press the Material Fact that is required under article 2 of CVM Instruction No. 319/1999; and (iii) from preparing financial statements audited by independent auditors, under the terms of article 12 of CVM Instruction No. 319/99.

2.8.              CSN will keep its head office and its current branches. However, CSN Cimentos’ establishments, where it has its head office and its branches, will be closed down as a result of the incorporation.

2.9.              The incorporating company will take the place of the company to be incorporated, by way of universal succession, in relation to all of its assets, rights and obligations, under the terms of article 227 of Law No. 6404/76.

2.10.           Possible legal actions which, as a result of previously signed obligations, for administrative and/or operational motives, may be practiced on behalf of the company to be incorporated, during the time period between the approval of this Protocol and Justification by the shareholders of the companies that are the signatories to this document and the registration of the respective corporate acts with the Boards of Trade of the State of Rio de Janeiro and the State of São Paulo, will be regarded as valid for all legal purposes, and all the resulting rights and obligations will be securitized by the incorporating company in its capacity as successor of the company to be incorporated, under the terms established by the main section of article 227 of Law No. 6404/76.

2.11.           Once the incorporation has been approved by the General Shareholders’ Meetings of CSN and CSN Cimentos, the company to be incorporated is deemed to be wound up, and it will be the responsibility of the incorporating company’s management to arrange for the write-off, registration, annotation and other required acts with the appropriate public authorities to carry out the operation, pursuant to article 227, paragraph 3, of Law No. 6404/76.

2.12.           The expenses resulting from the valuation of the assets will be borne by the incorporating company.

Under the terms of the above Justification and Protocol, both the companies have a material interest in the Incorporation operation.

Being in mutual agreement, the Parties sign this Protocol of Incorporation and Justification, in the presence of 2 (two) witnesses, in 6 (six) counterparts of equal content, form and legal effect, binding them and their heirs and successors to comply with all of its terms.

São Paulo, April 9, 2015.

______________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL

______________________________________________________

CSN CIMENTOS S.A.

Witnesses:

Name: CPF:	Name: CPF:

ATTACHMENT VII – Information about the appraisers

(in accordance with article 21 of CVM Instruction 481, of December 17, 2009)

1. Details of the appraisers recommended by management

APSIS CONSULTORIA E AVALIAÇÕES LTDA, a private legal entity, with its head office at Rua da Assembleia, 35, Rio de Janeiro/RJ, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 08.681.365/0001-30 and with the Regional Accounting Council of the State of Rio de Janeiro under No. CRC/RJ-005112/O-9 (“APSIS”).

2. Details of the qualifications of the recommended appraisers.

APSIS is a company which has been operating in the market since the 1970s, providing integrated services in the equity consulting area to companies both in Brazil as well as abroad. It specializes in valuations for corporate restructuring, fair value assessment for financial statements, mergers and acquisitions, initial public offerings and management of fixed assets, among others.

The valuations are made by a highly qualified, multi-disciplinary team which is up-to-date with the changes and needs of the market, in accordance with the International Financial Reporting Standards (IFRS), published and revised by the International Accounting Standards Board (IASB), the Accounting Pronouncements Committee and other rules and regulations. It is part of the Brazilian Business Appraisers’ Committee (CBAN) of the National Association of Finance, Administrative and Accounting Executives (ANEFAC), qualified to issue a Valuation Report on the book value of Shareholders’ equity of the incorporated company, in accordance with the rules currently in force.

3. Copy of the work proposals and remuneration of the recommended appraisers
See Attachment VIII.

4.                  Description of any material relationship during the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that govern this matter.

APSIS does not have any contractual link with the CSN companies, which could compromise their independence in carrying out this work.

ATTACHMENT VIII – Audit firm’s work proposal

(as per item 3 of Article 21 of CVM Instruction 481, of December 17, 2009)

ATTACHMENT IX – Valuation Report on the accounts of CSN Cimentos S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.